SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

QUARTERLY REPORT

(From January 1, 2014 to September 30, 2014)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” and “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR. REFERENCES TO “Q1~Q3” OF A FISCAL YEAR ARE REFERENCES TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30 OF SUCH FISCAL YEAR.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1. Company

A. Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B. Domestic credit rating

Subject instrument	Month of rating	Credit rating (1)	Rating agency (Rating range)
Corporate bonds	June 2012	AA-	NICE Information Service Co., Ltd. (AAA ~ D)
October 2012
March 2013
June 2013
October 2013
	April 2014	AA
September 2014
	June 2012	AA-	Korea Investors Service, Inc. (AAA ~ D)
October 2012
June 2013
October 2013
	March 2014	AA
	June 2012	AA-	Korea Ratings Corporation (AAA ~ D)
March 2013
June 2013
	March 2014	AA
September 2014

(1)	Domestic credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

C. Capitalization

(1) Change in capital stock (as of September 30, 2014)

There were no changes to our issued capital stock during the nine-month reporting period ended September 30, 2014.

(2) Convertible bonds

Not applicable.

D. Voting rights (as of September 30, 2014)

(Unit: share)

Description		Number of shares
A. Total number of shares issued: (1)	Common shares (1)	357,815,700
	Preferred shares	—
B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our	Common shares	—
articles of incorporation:	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—
Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	357,815,700
	Preferred shares	—

(1)	Authorized: 500,000,000 shares

E. Dividends

Dividends for the three most recent fiscal years

Description (unit)	2013	2012	2011
Par value (Won)	5,000	5,000	5,000
Profit (loss) for the period (million Won) (1)	99,672	28,549	(991,032)
Earnings per share (Won) (2)	279	80	(2,770)
Total cash dividend amount for the period (million Won)	—	—	—
Total stock dividend amount for the period (million Won)	—	—	—
Cash dividend payout ratio (%)	—	—	—
Cash dividend yield (%) (3)	—	—	—
Stock dividend yield (%)	—	—	—
Cash dividend per share (Won)	—	—	—
Stock dividend per share (share)	—	—	—

(1)	Profit (loss) for the period based on separate K-IFRS.
(2)	Earnings per share is based on par value of ￦5,000 per share and is calculated by dividing net income by weighted average number of common stock.
(3)	Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common stock during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2. Business

A. Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of September 30, 2014, in Korea we operated TFT-LCD and OLED production facilities and a research center in Paju and TFT-LCD production facilities in Gumi. We have also established subsidiaries in the Americas, Europe and Asia.

As of September 30, 2014, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

2014 Q1~Q3 consolidated operating results highlights

(Unit: In billions of Won)

2014 Q1~Q3	Display business
Sales Revenue	18,114
Gross Profit	2,456
Operating Profit (Loss)	731

B. Industry

(1) Industry characteristics and growth potential

-	TFT-LCD display panels are one of the most widely used type of display panels in flat panel display products, and the entry barriers to manufacture TFT-LCD display panels are relatively high due to the technology and capital intensive nature of the mass manufacturing process that is required to achieve economies of scale, among other factors.

-	While growth in the market for displays used in notebook computer, monitor and other traditional IT products has stagnated or declined, the market for displays used in smartphone and tablet products in the rapidly evolving IT environment has shown steady growth. The display market for televisions has also shown steady growth mainly due to growing demand from developing countries as well as from consumers in general for larger sized display panels. As for displays used in industrial, automobile and other value added products, we expect to see growth in these markets.

(2) Cyclicality

-	The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences periodic volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

-	Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(3) Market conditions

-	Overall, while there have been some variations in rates of production capacity growth among individual display panel manufacturers, display panel manufacturers have generally slowed their respective rates of production capacity growth since 2011 due to a slowdown in growth of the display panel industry.

-	Most display panel manufacturers are located in Asia.

a. Korea: LG Display, Samsung Display, Hydis Technologies, etc.

b. Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c. Japan: Japan Display, Sharp, Panasonic LCD, etc.

d. China: BOE, CSOT, etc.

(4) Market shares

-	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2014 Q1~Q3	2013	2012
Panels for Televisions (1)	25.9%	24.7%	25.2%
Panels for Monitors	32.4%	34.0%	32.3%
Panels for Notebook Computers (2)	25.9%	32.3%	32.1%
Panels for Tablet Computers	29.9%	32.0%	40.3%

Total	27.3%	27.8%	28.4%

Source: DisplaySearch

(1)	Includes panels for public displays.
(2)	Includes panels for netbooks.

(5) Competitiveness

-	Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, successful and timely investment and product development, cost competitiveness, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

-	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

-	A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

-	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

-	As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing new technologies and products, including next generation display panels with three-dimensional (“3D”), IPS, copper line, touch screens and various other competitive technologies. With respect to 3D technology, we have commenced mass production of high definition 3D panels with reduced degrees of “crosstalk,” or the degree of 3D image overlapping, of less than 1% (which is less than what the human eye can perceive). We have also acquired diverse technical skills and have established a supply chain management system that enables us to provide one-stop solutions. Based on the strength of our IPS and copper line technologies, we have been able to maintain our strength in the market for television panels. With respect to our OLED business, following our supply of the world’s first 55-inch OLED 3D panels for televisions in January 2013, we have supplied curved OLED panels for televisions and curved plastic OLED panels for smartphones and have shown that we are technologically a step ahead of the competition.

-	Moreover, we entered into long-term sales contracts with major global firms to secure customers and expand partnerships for technology development.

C. New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities that may arise in the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

3. Major Products and Raw Materials

A. Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is exported overseas.

(Unit: In billions of Won, except percentages)

Business area	Sales type	Items (Market)	Usage	Major trademark	Sales in 2014 Q1~Q3 (%)
Display	Product/ Service/ Other sales	Display panel (Overseas (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	16,128 (89.0%)
		Display panel (Korea (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	1,986 (11.0%)
Total					18,114 (100.0%)

-	Period: January 1, 2014 ~ September 30, 2014.
(1)	Based on ship-to-party.

B. Average selling price trend of major products

The average selling price of LCD panels per square meter of net display area shipped in the third quarter of 2014 increased by approximately 7% from the second quarter of 2014, largely as a result of an increase in the shipment of new small- to medium-sized products and an improvement in our product mix. There is no assurance that the average selling prices of LCD panels will not fluctuate in the future due to change in market conditions.

(Unit: US$ / m2)

Description	2014 Q3	2014 Q2	2014 Q1	2013 Q4
Display panel (1)(2)	658	615	628	697

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C. Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

(Unit: In billions of Won, except percentages)

Business area	Purchase type	Items	Usage	Cost (1)	Ratio (%)
Display	Raw materials	Glass	Display panel manufacturing	1,372	13.4%
		Backlight		2,356	23.1%
		Polarizer		1,790	17.5%
		Others		4,697	46.0%
Total				10,215	100.0%
-	Period: January 1, 2014 ~ September 30, 2014.
(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.

4. Production and Equipment

A. Production capacity and output

(1) Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2014 Q1~Q3 (1)	2013 (2)	2012 (2)
Display	Display panel	Gumi, Paju, Guangzhou	6,967	8,562	9,195

(1)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the period multiplied by the number of months in the period (i.e., 9 months).
(2)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months).

(2) Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2014 Q1~Q3	2013	2012
Display	Display panel	Gumi, Paju, Guangzhou	6,173	7,670	7,853

-	Based on glass input substrate size for eighth generation glass sheets.

B. Production performance and utilization ratio

(Unit: Hours, except percentages)

Production facilities	Available working hours in 2014 Q1~Q3	Actual working hours in 2014 Q1~Q3	Average utilization ratio
Gumi	6,552 (1) (273 days) (2)	6,536 (1) (272.3 days) (2)	99.8%
Paju	6,552 (1) (273 days) (2)	6,552 (1) (273.0 days) (2)	100.0%
Guangzhou	3,744 (1) (156 days) (2)	3,744 (1) (156.0 days) (2)	100.0%

(1)	Based on the assumption that all 24 hours in a day have been fully utilized. (2) Number of days is calculated by averaging the number of working days for each facility.

C. Investment plan

In 2014, we expect our capital expenditures to be approximately in the W3 trillions in anticipation of funding the production of OLED and LTPS-based display panels and other future display products as well as investing in our fabrication facilities in China to respond to increases in demand for large size panels while maintaining and making improvements to our existing facilities. Such amount is subject to change depending on business conditions and market environment.

5. Sales

A. Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2014 Q1~Q3	2013	2012
Display	Products, etc.	Display panel	Overseas (1)	16,128	24,341	27,280
			Korea (1)	1,986	2,692	2,150
			Total	18,114	27,033	29,430

(1) Based on ship-to-party.

B. Sales route and sales method

(1) Sales organization

-	As of September 30, 2014, each of our Television Business Unit and IT/Mobile Business Unit had individual sales and customer support functions.

-	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

(2) Sales route

Sales of our products take place through one of the following two routes:

-	LG Display HQ and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

-	LG Display HQ and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

(3) Sales methods and sales terms

-	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

(4) Sales strategy

-	As part of our sales strategy, we have secured stable sales to major personal computer manufacturers and leading consumer electronics manufacturers globally, strengthened sales of high-resolution, IPS, narrow bezel and other high-end display panels in the tablet, notebook computer and monitor markets, led the television market with our OLED and other market leading television panels and increased the proportion of sales of our differentiated television panels, such as our ultra-high definition (“Ultra HD”) and large television panels, in our product mix.

-	In the smartphone, industrial products (including aviation and medical equipment) and automobile displays segment, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution and other technologies.

(5) Purchase orders

-	Customers generally place purchase orders with us one month prior to delivery. Our customary practice for procuring orders from our customers and delivering our products to such customers is as follows:

-	Receive order from customer (overseas sales subsidiaries, etc.) g Headquarter is notified g Manufacture product g Ship product (overseas sales subsidiaries, etc.) g Sell product (overseas sales subsidiaries, etc.)

6. Market Risks and Risk Management

A. Market risks

The display industry continues to experience continued declines in the average selling prices of TFT-LCD and OLED panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The display industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel manufacturers in Korea, Taiwan, China and Japan coupled with changes in the production mix of such manufacturers. Our main competitors in the industry include Samsung Display, AU Optronics, Innolux, Sharp, BOE, CSOT, Japan Display, CPT, HannStar, Panasonic LCD and Hydis Technologies.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investments, utilization of differentiated technologies in product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in Korean Won, U.S. dollars and Japanese Yen. To ensure stable management, we take every precaution in our foreign currency risk management to minimize the risk of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B. Risk management

As the average selling prices of TFT-LCD and OLED panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value panels in our product mix while also implementing various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we continually monitor our currency position and risk, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts. As of September 30, 2014, we had not entered into any such contract for currency related derivative products.

7. Derivative Contracts

A.	Currency risks

-	We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Japanese Yen and the Chinese Yuan.

-	Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won and the U.S. dollar.

-	In respect of other monetary assets and liabilities denominated in foreign currencies, we ensure that our net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances.

B. Interest rate risks

-	Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

8. Major contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Semiconductor Energy Laboratory	October 2005 ~	Patent licensing of LCD and OLED related technology
	Fergason Patent Properties	October 2007 ~	Patent licensing of LCD driving technology
	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
Technology licensing/supply agreement	Chunghwa Picture Tubes	November 2007 ~	Patent cross-licensing of LCD technology
	HannStar Display Corporation	November 2009 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology, etc.

9. Research & Development

A. Summary of R&D-related expenditures

(Unit: In millions of Won, except percentages)

	Items	2014 Q1~Q3	2013	2012
	Material Cost	520,011	586,901	494,422
	Labor Cost	412,186	500,705	412,805
	Depreciation Expense	195,524	319,854	259,467
	Others	181,839	267,320	206,093

	Total R&D-Related Expenditures	1,309,560	1,674,780	1,372,787

Accounting Treatment (1)	Selling & Administrative Expenses	860,424	1,095,727	785,111
	Manufacturing Cost	257,465	456,818	389,451
	Development Cost (Intangible Assets)	191,671	122,235	198,225
	R&D-Related Expenditures / Revenue Ratio (Total R&D-Related Expenditures ÷ Revenue for the period × 100)	7.2%	6.2%	4.7%

(1)	For accounting purposes, R&D-related expenditures are recognized in accordance with our financial statements.

B. R&D achievements

Achievements	in 2012

1)	Introduction of the world’s first 13.3-inch high definition plus (“HD+”) AH-IPS notebook product

-	Development of the world’s first 13.3-inch HD+ model applying AH-IPS technology

2)	Development and introduction of a 14.0-inch HD product with the world’s lowest (at the time) rate of logic circuit energy consumption (0.4W)

-	Application of DRD Z-inversion, HVDD and low voltage process

-	Application of high intensity LED (2.3cd) and Vcut light guiding plate

-	Increase in battery life due to reduced logic circuit energy consumption

3)	Introduction of a 14.0-inch HD+ notebook product with a high color reproduction rate

-	Development of a 14.0-inch HD+ 72% color reproduction rate model

-	Development of a slim model applying 0.3 mm glass etching

4)	Introduction of a 15.6-inch full high-definition (“FHD”) glasses-free 3D notebook product

-	Development of the first notebook product applying switchable barrier type 3D technology that does not require the use of glasses

5)	Development of the world’s first 23-inch FHD monitor product applying AH-IPS 4Mask technology

-	Increased display panel luminance by application of AH-IPS technology (20% more luminance compared to display panels applying conventional IPS technology)

-	Simplified panel production process by application of AH-IPS 4Mask technology

-	30% reduction in energy consumption resulting from increased efficiency of LED and circuit components

-	Increased productivity in the manufacture of circuit and mechanical components resulting from increased standardization

6)	Development of TN monitor products (20-inch HD+, 21.5-inch FHD and 23-inch FHD) applying new LED

-	20% reduction in energy consumption resulting from increased efficiency of LED and circuit components (based on 23W power consumption models)

-	Increased productivity in the manufacture of circuit and mechanical components resulting from increased standardization

7)	Development of products with new edge backlight unit (32-inch, 37-inch and 42-inch FHD)

-	Vertical 2Bar LED backlight unit g Vertical 1Bar LED backlight unit

-	Reduced energy consumption by 25% resulting from a reduction in the number of LED integrated (based on 32-inch display panel)

8)	Development of 42-inch FHD product with new direct backlight unit

-	Development of LED Lens through the improvement of LED Beam spread angle ( 72ea based on 42-inch display panel)

-	Same thickness as conventional edge LED lighting lamp (35.5 mm)

9)	Development of products with the world’s narrowest bezels of 3.5 mm (47-inch and 55-inch FHD)

-	Narrow set design possible using 3.5 mm bezel

10)	Development of the world’s first panel products without borders on three sides (32-inch, 42-inch, 47-inch and 55-inch FHD)

-	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides

11)	Development of monitor products without borders on three sides (21.5-inch, 23-inch and 27-inch FHD)

-	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides, and application of double-sided adhesive to secure the position of the panel and backlight

-	Used double guide panels to reduce light leakage issues in IPS panels

12)	Development of 12.5-inch HD AH-IPS slim and light notebook display panels

-	Achieved thickness of 2.85t

-	Reduced the number of LEDs required by using high intensity LEDs (2.5cd)

13)	The world’s first GF2 Touch Tablet Product Development (10.1WXGA LCM + Touch)

-	Touch Concept: GF2, Touch IC In-House

-	Reduced cost by applying TMIC

-	Reduced power consumption by applying 6 in 1 (Buck version) PMIC

-	Reduced cost and power consumption by applying AH-IPS + DRD-Z

-	Reduced cost by applying Taper LGP

14)	Development of Automotive 9.2WV product that applies wide temperature AH5-IPS technology

-	For use in Center Information Displays and Rear Seat Entertainment Displays mounted on a mass produced passenger car

-	Wide temperature materials/components used and AH5-IPS technology applied

15)	Application and introduction of the world’s first large multi-model on a glass (“MMG”) type product (60-inch FHD and 32-inch HD)

-	Increased glass efficiency by successfully applying large MMG technology for the first time in the industry

-	Developed three sided and six sided chamfers for eighth generation 60-inch FHD panels and 32-inch HD panels, respectively

16)	Development of the world’s first 84-inch Ultra HD display panel product

-	a-Si based 1G 1D Ultra HD panel with steady charging

-	Developed extra-large edge LED with rigid heat resistant structure

17)	Development of 2000 nit bright public display panel for outdoor use (47-inch FHD)

-	Use of optimal-temperature panel prevents any blackening effect when exposed to direct sunlight

-	Use of quarter-wave plate (applying FPR technology) allows viewers wearing polarized sunglasses to view the public display panel with ease

-	Applied heat resistant structure without heat sink

-	Improved bright room contrast ratio by applying Shine Out ARC POL technology

18)	Development of seam (AtA) 5.6 mm super-narrow bezel (“SNB”) public display panel (55-inch FHD)

-	Bezel thickness minimized (2.9 mm for pad, 1.6 mm for non-pad)

-	Developed SNB structure technology

19)	Development of 47-inch and 55-inch display panel products applying vertical 1Bar structure

-	Our first 47-inch and 55-inch display panel products applying vertical 1Bar LED backlight units

-	Reduced number of LEDs needed, resulting in reduced energy consumption (for example, energy consumption for the 47-inch display panel was reduced from 65.5W to 55.8W)

20)	Development of the world’s first 29-inch 21:9 ratio three-side borderless monitor product

-	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides

-	Double-sided adhesive used to secure the position of the panel and backlight

-	Double guide panels used to resolve light leakage issues in IPS panels

21)	Development of the world’s first 12.9-inch high-resolution slim AH-IPS display panel

-	Ultra-high resolution WQSXGA+ (239 PPI)

-	Achieved 400 nit brightness by improving panel luminance and applying high intensity LED PKG and new 1Bar structure

-	Developed 2.95 mm slim model through glass etching and application of rigid PCB

22)	Development of the world’s first ultra-slim all-in-one product applying G2 Touch technology (4.67WXGA)

-	320 PPI high resolution AH-IPS display panel

-	Ultra-slim LCM by applying G2 Touch and OCR Direct Bonding technologies

23)	Development of the world’s first TV product applying DRD technology (32-inch, 37-inch HD)

-	Simplified circuit structure for HD TV by applying DRD technology (source driver integrated circuits (“D-IC”) reduced from 4ea g 2ea)

24)	Development of customer co-designed TV (32-inch to 55-inch FHD)

-	Co-designed TV model that integrates LCM and the front cover in a single body

-	Differentiated set bezel design

25)	Development of the world’s first borderless TV product with 7.8 mm bezel (47-inch FHD)

-	Borderless on the top and left/right sides with a borderless like bottom design

26)	Development of the world’s largest, at the time, 55-inch FHD OLED TV product

-	Utilizes WRGB OLED technology with a thickness of 4.45 mm

27)	Development of the first touch notebook product with direct bonding of touch screen module (“TSM”) (12.5-inch FHD)

-	Applied direct bonding between LCM and TSM to reduce thickness (4.8 mm)

-	Direct bonding multi-sourcing in response to customer demand

28)	Development of 23.8-inch desktop monitor product

-	Developed new display panel size for desktop monitor products

-	Narrower bezels (8 mm for the top and left/right sides) compared to conventional bezels

29)	Development of the world’s first clear borderless (borderless on all four sides) monitor product (27-inch FHD)

-	Applied Narrow Bezel Vertical LED Structure technology by changing the LED backlight structure

-	Developed even black matrix structure on all four sides

Achievements in 2013

1)	Developed 19.5-inch desktop monitor product

-	Developed new display panel size for desktop monitor products

-	Increased yield of glass panel area per glass substrate by cutting glass substrates at 19.5 inches

2)	Developed 11.6-inch Tab Book product applying GF2 touch technology

-	Applied GF2 direct bonding process

3)	Developed 5.0-inch and 5.5-inch high resolution (over 400 PPI) smartphone products applying AH-IPS technology

-	Luminance increased by 10% compared to conventional panels (5.0-inch FHD panel has 403 PPI and 5.5-inch FHD panel has 440 PPI)

-	Developed new source D-IC to drive 4 lanes of MIPI with speeds of up to 1 Gbps per lane

4)	Developed the world’s first 60-inch three-side borderless product

-	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides with a borderless like bottom design

5)	Developed the world’s first 47-inch and 55-inch FHD TV product with 2.3 mm narrow bezels

-	Achieved optimal slim design by minimizing bezel width to 2.3 mm

6)	Developed 55-inch and 65-inch Ultra HD products with narrow bezels

-	Ultra HD (55-inch model has 80 PPI and 65-inch model has 68 PPI)

-	Achieved high transmittance panel by applying 1 Gate 1 Data structure

-	Achieved narrow bezels (55-inch model has 6.9 mm and 65-inch has 7.5 mm) by optimizing panel and mechanical design

7)	Developed 42-inch, 47-inch and 55-inch FHD three-side borderless products with direct backlight units

-	Borderless design made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides

8)	Developed 5-inch HD smartphone product utilizing oxide cell technology

-	Reduced energy consumption and achieved narrower bezels by using indium gallium zinc oxide (IGZO) cell technology (energy consumption reduced by 26.7% and bezel size reduced by 23.0% compared to products utilizing conventional silicon (a-Si) cell technology)

9)	Developed FHD a-Si AH-IPS technology for use in smartphone products (more than 400 PPI)

-	Improved structure and technology compared to conventional FHD panels (luminance increased by 30%, achieved 443 PPI in 5.0-inch FHD panel)

-	Developed new D-IC and IC bonding materials and processes

10)	Developed new line of 19.5-inch HD+ monitor products with IPS technology

-	Developed new line of display panels for desktop monitor products

-	Increased yield of glass panel area per glass substrate by cutting glass substrates at 19.5 inches

11)	Developed 19.5-inch HD+ ultra-light monitor product

-	The world’s lightest (at the time) 19.5-inch HD+ IPS monitor product with slim concept design

-	Reduced weight by 55% from 1520g to 830g and thickness from 7.6t to 5.4t compared to a conventional 19.5-inch HD+ IPS monitor product

12)	Developed the world’s first borderless monitor product with 3.5 mm narrow bezel (23.8-inch FHD)

-	Developed 23.8-inch FHD Neo Blade1 monitor product with the world’s narrowest (at the time) bezel (3.5 mm)

13)	Introduced 9.2-inch WXGA high resolution / high luminance automotive display product

-	The first automotive display product to apply EPI interface (800Mbps high speed transmission with Real 8it)

-	High luminance (800 nit) and high color gamut (70%)

-	Developed T-con with improved reliability and resolution

14)	Developed 49-inch FHD four sided borderless like product

-	Achieved narrow borders by applying 4.9 mm GIP technology and developed a new PSJ mechanical structure

-	Developed new resin technology to apply to the bottom base decoration

15)	Developed 55-inch FHD wide color gamut (“WCG”) LCM product

-	Achieved life like colors with WCG by combining panel and optical technologies

-	Developed differentiated case top set design

16)	Developed our first 60-inch FHD product

-	Achieved narrow panel bezel size (7.8 mm)

-	New size in our product lineup

17)	Developed the world’s first 23.8-inch Ultra HD monitor product

-	The world’s first Ultra HD AH-IPS monitor product (23.8-inch Ultra HD: 185 ppi)

-	Applied PAC panel technology and developed Ultra HD T-con/D-IC driver

-	Developed high luminance dual LED array structure

18)	Expanded product lineup of 21:9 screen aspect ratio monitors

-	Expanded product lineup of 21:9 screen aspect ratio monitors to include 25-inch, 29-inch and 34-inch monitors

-	Borderless on three sides by removing case top

19)	Developed the world’s first 13.3-inch FHD notebook model with 1.9 mm narrow bezel

-	Development slim notebook design by utilizing panel GLA structure and minimizing bezel size to 1.9 mm

-	Achieved slim (3.0 mm) and ultra-light (230 g) LCM by utilizing 0.25 mm glass PPP LGP technology

20)	Developed our first quad HD (“QHD”) notebook model (13.3-inch, 222 ppi / 14.0-inch / 210 ppi)

-	Increased transmittance rate by utilizing 3rd metal, coop CS, red eye 12 um technology and improving aperture ratio

-	Achieved slim (2.6 mm) and ultra-light (235 g) LCM by utilizing 0.3 mm glass PPP LGP technology

21)	Introduced product applying PPP LGP to maximize light collimation

-	Developed PPP technology for light collimation (improved luminance by 44% compared to conventional panels) for a more energy efficient panel model

-	Used 2 sheet structure to reduce thickness

22)	Developed 12.3-inch FHD full cluster automotive product

-	The world’s first full cluster product to apply IPS technology

-	Ultra-high luminance (800 nit) and high color gamut (85%). High color PR and developed RG LED for high light collimation

-	Applied the highest resolution (1920 x 720), at the time, for clusters

23)	Developed 5.5-inch QHD LTPS smartphone panel applying AH-IPS technology with the worlds’ highest resolution, at the time, for smartphone panels (more than 500 ppi)

-	Designed and developed QHD, the world’s highest resolution, at the time, for smartphone panels (538 ppi)

-	The world’s first QHD module applying 1 chip D-IC driver

Achievements in 2014

1)	Developed the world’s first green plus structure television panel products (42-inch, 49-inch and 55-inch Ultra HD)

-	Added white pixels to increase transmittance by 55% compared to conventional display panels

-	Developed energy conservation technology for Ultra HD products

2)	Developed the world’s narrowest, at the time, bezel (BtB 3.5 mm) videowall product (55-inch FHD)

-	The world’s narrowest, at the time, bezel (BtB 3.5 mm) videowall product

-	Reduced panel PAD parts and minimized bezel size

3)	Developed our first 79-inch Ultra HD product

-	New size in our product lineup

-	Achieved narrow bezel (On 9.9 mm) and slim depth (13.9 mm)

4)	Developed the world’s first 4 sided borderless like product (49-inch, 55-inch and 60-inch FHD)

-	Removed front case top and narrowed gap between the panel and front deco cabinet (set side reduced from 2.0 mm to 0.5 mm)

5)	Developed the world’s first a-Si AF-IPS 5Mask panel product for smartphones (5.0 WVGA)

-	Reduced production cost and simplified manufacturing process by reducing the number of mask steps from 6 to 5

-	Same level of performance as 6Mask panels

6)	Developed the world’s first LTPS AH-IPS photo alignment and negative LC panel product for smartphones (5.0-inch FHD)

-	LTPS AH-IPS photo alignment and negative LC panel product for smartphones developed in March 2014

-	Improved luminance and contrast ratio through improvement in panel transmittance (450 nit to 515 nit; 1,000:1 to 1500:1).

7)	Developed the world’s first 23.8-inch FHD ultra slim and light monitor product

-	Achieved ultra light design (reduced LCM weight from 2,270g to 1,280g compared to conventional LCMs)

-	Achieved ultra slim design by using slim component parts (7.6t reduced to 5.5t)

8)	Developed LTPS AH-IPS QHD smartphone product (5.5-inch QHD, 538 ppi, LG Electronic’s G3 model smartphone)

-	LTPS AH-IPS QHD smartphone product developed in April 2014

-	Width of panel bezel: 0.95 mm (L/R); luminance: 500 nit; G1F Touch Direct Bonded LCM

9)	Developed our first curved Ultra HD product (65-inch and 55-inch Ultra HD)

-	The curved LCM retains the same panel transmissivity as a conventional flat LCM through application of BM-less COT structure with a double pigment lamination

-	Realized curved LCM technology by applying Frame ( Horizontal / Vertical / Center) Structure and Curved C/T & Guide Panel Technologies

10)	Developed the world’s first 6-inch plastic OLED product

-	Developed the world’s first curved display with a curvature radius (“R”) of 700

-	Precursor to the development of future bendable, foldable and rollable display products

11)	Developed the world’s first 34-inch curved monitor product (3,800R)

-	Launched the world’s first blade type 21:9 screen aspect ratio 34-inch wide QHD 3,800R curved monitor product and created a new market and standard for curved monitor products

-	Achieved curvature of 3,800R by using annealing process and setting up assembly equipment utilizing 0.4t glass for curved panels and pol edge type curved backlight

12)	Developed the world’s first AH-IPS FHD GIP/DRD product (15.6-inch notebook product)

-	The world’s first AH-IPS FHD (more than 142 ppi) GIP/DRD product developed in September 2014

-	Increased cost competitiveness by developing GIP/DRD technology

13)	Developed the world’s first Advanced In-cell Touch (“AIT”) LTPS smartphone product (4.5-inch HD product)

-	Completed development of an AH-IPS LTPS product applying LG Display’s own in-cell touch technology, which utilizes the AH-IPS Vcom electrodes in an all point sensing self-capacitive manner in July 2014 (450 nit luminance; L/R panel bezel of 1.00 mm; module thickness of 2.28 mm)

-	Simplified SCM and provided a cost competitive and differentiated valued product with touch functionality

14)	Developed the world’s first AIT a-Si smartphone product (4.5-inch WVGA product)

-	Completed development of an AH-IPS a-Si product applying LG Display’s own in-cell touch technology, which utilizes the AH-IPS Vcom electrodes in an all point sensing self-capacitive manner in August 2014 (450 nit luminance; L/R panel bezel of 1.35 mm; module thickness of 2.6 mm)

-	Simplified SCM and provided a cost competitive and differentiated valued product with touch functionality

15)	Developed the world’s first Ultra HD+ curved (6,000R) product (105-inch Ultra HD)

-	The world’s first large 105-inch 21:9 screen aspect ratio Ultra HD curved (6,000R) display product

16)	Developed our first 98-inch Ultra HD product

-	Our new line of 98-inch Ultra HD products

-	Achieved ultra-high definition through utilizing the direct BLU local dimming and FCIC circuit compensation algorithm.

17)	Developed four sided product with even bezels (5.9 mm) for commercial use (42-inch, 49-inch and 55-inch FHD product)

-	Developed our first 4 sided even bezel product (off bezel: 5.9 mm)

-	Reduced panel PAD and lower bezel thickness

-	Improved PAC transmittance and after image reliability

18)	Developed our first 60-inch Ultra HD product

-	Our new line of 60-inch Ultra HD products

-	Achieved narrow panel bezel of 7.8 mm

19)	Developed the world’s first circular plastic OLED product (1.3 F)

-	Developed the world’s first circular plastic OLED product in September 2014

-	Developed ultrathin display module of 559 um (without cover window)

-	Lowered power consumption by developing Power Save Mode algorithm

-	Display can be turned on without powering the P-IC

20)	Developed the world’s first four sided borderless OLED television product (55-inch)

-	Product developed using the world’s first four sided borderless technology utilizing reverse tab bonding manufacturing process in September 2014

10. Intellectual Property

As of September 30, 2014, our cumulative patent portfolio (including patents that have already expired) included a total of 25,915 patents, consisting of 12,944 in Korea and 12,971 in other countries.

11. Environmental Matters

We are subject to a variety of environmental laws and regulations, and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to relevant laws and regulations in each area of the environment, including with respect to the treatment of chemical by-products. We have installed various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

In 2010, we were designated by the Korean government as one of the companies subject to greenhouse gas emission and energy consumption targets under the Framework Act on Low Carbon, Green Growth. As a result, we may need to invest in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities. In addition, if we fail to meet a reduction target and are unable to comply with the government’s subsequent enforcement notice relating to such failure, we may be subject to fines.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for the 2013 to the Korean government (i.e., the Ministry of Environment and the Ministry of Trade, Industry & Energy) in March 2014 after it was certified by Lloyd’s Register Quality Assurance, a government-designated certification agency.

The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)

Category	2013	2012	2011
Greenhouse gases	6,922	6,161	5,928
Energy	61,092	61,169	53,223

Operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Korean Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists to manage our air pollution, toxic materials and waste water. In February 2013, to reduce costs and ensure safe water quality, we entered into a contract with a specialist company to operate our waste water treatment facilities. We currently have ISO 14001 certifications with respect to the environmental record for P1 through P98, our OLED production facility in Gumi, Korea, our Gumi module production plant and our Paju module production plant, as well as our module production plants in Nanjing, Yantai and Guangzhou, China.

In addition, with respect to P1 through P98 and our module production plants in Gumi and Paju, we received certification from BSI Group Korea in November 2011 and ISO 5001 certification in December 2013 for our green management system. Furthermore, we have been certified by the Korean Ministry of Environment as a “Green Company”, with respect to our environmental record for P1 and our module production plant in Gumi since 1997, with respect to our operations at P2 and P3 since 2006, and with respect to our operations at P4, P5 and P6 since 2008. Also, we received certification to self-inspect designated waste products with respect to our Paju plant by the Ministry of Environment in 2011, which was recertified in 2013. In addition, in recognition of our efforts to reduce greenhouse gas emissions, we were awarded a commendation from the Minster of Environment in the efforts against climate change category in the 2013 Green Management Awards, which was jointly hosted by the Ministry of Environment and the Ministry of Trade, Industry & Energy.

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, and restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment.

In addition, as part of our commitment to use environment-friendly raw materials, we have implemented a green purchasing system that prevents the introduction of hazardous materials at the purchasing stage. The green purchasing system has been a key component in our efforts to comply with RoHS and other applicable environmental laws and regulation.

In October 2005, we became the first display panel company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Trade, Industry & Energy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013.

12. Financial Information

A. Financial highlights (Based on consolidated K-IFRS)

(Unit: In millions of Won)

Description	As of September 30, 2014	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Current assets	8,767,943	7,731,788	8,914,685	7,858,065	8,840,433
Quick assets	6,143,097	5,798,547	6,524,678	5,540,695	6,625,216
Inventories	2,624,846	1,933,241	2,390,007	2,317,370	2,215,217
Non-current assets	13,921,177	13,983,496	15,540,826	17,304,866	15,017,225
Investments in equity accounted investees	405,860	406,536	402,158	385,145	325,532
Property, plant and equipment, net	11,767,454	11,808,334	13,107,511	14,696,849	12,815,401
Intangible assets	544,362	468,185	497,602	535,114	539,901
Other non-current assets	1,203,501	1,300,441	1,533,555	1,687,758	1,336,391

Total assets	22,689,120	21,715,284	24,455,511	25,162,931	23,857,658

Current liabilities	7,548,692	6,788,919	9,206,158	9,911,434	8,881,829
Non-current liabilities	3,748,194	4,128,945	5,009,173	5,120,469	3,914,862

Total liabilities	11,296,886	10,917,864	14,215,331	15,031,903	12,796,691

Share capital	1,789,079	1,789,079	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113	2,251,113	2,251,113
Reserves	(162,065)	(91,674)	(69,370)	12,181	(35,298)
Retained earnings	7,188,056	6,662,655	6,238,989	6,063,359	7,031,163
Non-controlling interest	326,051	186,247	30,369	15,296	24,910

Total equity	11,392,234	10,797,420	10,240,180	10,131,028	11,060,967

(Unit: In millions of Won, except for per share data and number of consolidated entities)

Description	For the nine months ended September 30, 2014	For the nine months ended September 30, 2013	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011	For the nine months ended September 30, 2010
Revenue	18,113,591	19,954,023	20,687,093	17,681,311	19,028,172
Operating profit (loss)	731,480	906,363	325,087	(608,812)	1,831,747
Operating profit from continuing operations	528,198	348,157	(83,383)	(781,641)	1,427,606
Profit (loss) for the period	528,198	348,157	(83,383)	(781,641)	1,427,606
Profit (loss) attributable to:
Owners of the Company	528,180	354,576	(81,024)	(776,337)	1,426,462
Non-controlling interest	18	(6,419)	(2,359)	(5,304)	1,144
Basic earnings (loss) per share	1,476	991	(226)	(2,170)	3,987
Diluted earnings (loss) per share	1,476	991	(226)	(2,170)	3,892
Number of consolidated entities	18	18	20	18	16

(1)	Restated to retroactively adopt amendment to K-IFRS No. 1001 Presentation of Financial Statements in the presentation of operating profit. Under the amendment, which was adopted for our financial statements for the interim and annual periods since December 31, 2012, operating profit or loss is presented as an amount of revenue less cost of sales, selling and administrative expenses and research and development expenses. Prior to the adoption of the amendment, other income and other expenses were included in the presentation of operating profit or loss.

B. Financial highlights (Based on separate K-IFRS)

(Unit: In millions of Won)

Description	As of September 30, 2014	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Current assets	7,571,126	6,877,367	8,432,253	7,326,764	8,499,873
Quick assets	5,549,889	5,290,725	6,484,308	5,414,054	6,739,908
Inventories	2,021,237	1,586,642	1,947,945	1,912,710	1,759,965
Non-current assets	12,886,387	13,767,226	15,369,335	16,947,200	14,658,125
Investments	2,145,479	1,820,806	1,468,778	1,386,313	1,279,831
Property, plant and equipment, net	9,154,005	10,294,740	12,004,435	13,522,553	11,688,061
Intangible assets	518,522	461,620	488,663	479,510	483,260
Other non-current assets	1,068,381	1,190,060	1,407,459	1,558,824	1,206,973

Total assets	20,457,513	20,644,593	23,801,588	24,273,964	23,157,998

Current liabilities	7,441,847	6,754,175	9,132,943	9,485,333	8,453,869
Non-current liabilities	2,968,202	4,127,993	5,007,525	5,101,714	3,833,454

Total liabilities	10,410,049	10,882,168	14,140,468	14,587,047	12,287,323

Share capital	1,789,079	1,789,079	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113	2,251,113	2,251,113
Reserves	—	(305)	(893)	(3,944)	(7,795)
Retained earnings	6,007,272	5,722,538	5,621,821	5,650,669	6,838,278

Total equity	10,047,464	9,762,425	9,661,120	9,686,917	10,870,675

(Unit: In millions of Won, except for per share data)

Description	For the nine months ended September 30, 2014	For the nine months ended September 30, 2013	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011	For the nine months ended September 30, 2010
Revenue	17,412,538	19,140,049	20,174,069	17,022,421	18,793,301
Operating profit (loss)	448,250	625,344	190,575	(704,980)	1,588,933
Operating profit (loss) from continuing operations	287,713	123,561	(158,642)	(834,324)	1,305,635
Profit (loss) for the period	287,713	123,561	(158,642)	(834,324)	1,305,635
Basic earnings (loss) per share	804	345	(443)	(2,332)	3,649
Diluted earnings (loss) per share	804	345	(443)	(2,332)	3,558

(1)	Restated to retroactively adopt amendment to K-IFRS No. 1001 Presentation of Financial Statements in the presentation of operating profit. Under the amendment, which was adopted for our financial statements for the interim and annual periods since December 31, 2012, operating profit or loss is presented as an amount of revenue less cost of sales, selling and administrative expenses and research and development expenses. Prior to the adoption of the amendment, other income and other expenses were included in the presentation of operating profit or loss.

C. Consolidated subsidiaries (as of September 30, 2014)

Company	Primary Business	Location	Equity Interest
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing and sales	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Poland Sp. zo.o.	Manufacturing and sales	Poland	80%
LG Display Guangzhou Co., Ltd.	Manufacturing and sales	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Xiamen) Co., Ltd.	Manufacturing and sales	China	51%
L&T Display Technology (Fujian) Co., Ltd.	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing and sales	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
LG Display U.S.A. Inc.	Manufacturing and sales	U.S.A.	100%
LG Display Reynosa S.A. de C.V.	Manufacturing	Mexico	100%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%

D. Status of equity investments (as of September 30, 2014)

Company	Investment Amount	Initial Equity Investment Date	Equity Interest
LG Display America, Inc.	US$411,000,000	September 24, 1999	100%
LG Display Germany GmbH	EUR960,000	November 5, 1999	100%
LG Display Japan Co., Ltd.	¥95,000,000	October 12, 1999	100%
LG Display Taiwan Co., Ltd.	NT$115,500,000	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY2,834,206,315	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY4,138,650	January 16, 2003	100%
LG Display Poland Sp. zo.o.	PLN410,327,700	September 6, 2005	80%
LG Display Guangzhou Co., Ltd.	CNY992,062,354	August 7, 2006	100%
LG Display Shenzhen Co., Ltd.	CNY3,775,250	August 28, 2007	100%
LG Display Singapore Pte. Ltd.	SGD1,400,000	January 12, 2009	100%
L&T Display Technology (Xiamen) Co., Ltd.	CNY41,785,824	January 5, 2010	51%
L&T Display Technology (Fujian) Co., Ltd.	CNY59,197,026	January 5, 2010	51%
LG Display Yantai Co., Ltd.	CNY955,915,000	April 19, 2010	100%
LG Display U.S.A. Inc.	US$10,920,000	December 8, 2011	100%
LG Display Reynosa S.A. de C.V.	MXN111,998,058	December 30, 2011	100%
Nanumnuri Co., Ltd.	￦800,000,000	March 19, 2012	100%
LG Display (China) Co., Ltd.(1)	CNY4,254,002,206	December 27, 2012	70%
Unified Innovative Technology, LLC	US$9,000,000	March 21, 2014	100%
Suzhou Raken Technology Co., Ltd.	CNY637,079,715	October 7, 2008	51%
Paju Electric Glass Co., Ltd.	￦33,648,000,000	March 25, 2005	40%
TLI Co., Ltd.	￦14,073,806,250	May 16, 2008	10%
AVACO Co., Ltd.	￦6,172,728,120	June 9, 2008	16%

Company	Investment Amount	Initial Equity Investment Date	Equity Interest
New Optics Ltd.	￦12,199,600,000	July 30, 2008	46%
LIG ADP Co., Ltd.	￦6,330,000,000	February 24, 2009	13%
Wooree E&L Co., Ltd. (formerly Wooree LED Co., Ltd.)	￦11,900,000,000	May 22, 2009	21%
Global OLED Technology LLC	US$45,170,000	December 23, 2009	33%
LB Gemini New Growth Fund No. 16(2)	￦17,711,282,659	December 7, 2009	31%
Can Yang Investment Ltd.	CNY93,740,124	January 27, 2010	9%
YAS Co., Ltd.	￦10,000,000,000	September 16, 2010	19%
Narae Nanotech Corporation	￦30,000,000,000	April 22, 2011	23%
Avatec Co., Ltd.	￦10,600,000,000	December 6, 2011	16%
Glonix Co., Ltd.	￦2,000,000,000	April 10, 2012	20%

(1)	In September 2014, we invested CNY217 million in LG Display (China) Co., Ltd. The investment did not affect our percentage interest.
(2)	In September 2014, we received a distribution of ￦1,596 million as return of principal from our investments in LB Gemini New Growth Fund No. 16. The distribution did not affect our percentage interest.

13. Audit Information

A. Audit service

(Unit: In millions of Won, hours)

Description	2014 Q1~Q3	2013	2012
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation (1)	910 (326) (2)	910 (325) (2)	850 (285) (2)
Time required	10,146	16,202	16,792

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B. Non-audit service

(Unit: In millions of Won)

Fiscal year	Contract date	Service description	Service period	Compensation
2013	July 29, 2013	Advisory services in establishing a compliance system in connection with our disclosure obligations under the U.S. Securities and Exchange commission’s conflict mineral rule.	July 2013 to October 2013	126

14. Board of Directors

A. Members of the board of directors

As of September 30, 2014 our board of directors consist of two non-outside directors, one non-standing director and four outside directors.

(As of September 30, 2014)

Name	Position	Primary responsibility
Yu Sig Kang (1)	Director (non-standing)	Chairman of the board of directors
Sang Beom Han	Representative Director (non-outside), Chief Executive Officer and President	Overall head of management
Sangdon Kim	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Tae Sik Ahn	Outside Director	Related to the overall management
Jin Jang	Outside Director	Related to the overall management
Dong Il Kwon	Outside Director	Related to the overall management
Joon Park	Outside Director	Related to the overall management

(1)	Yu Sig Kang is also a registered executive of LG Electronics.

B. Committees of the board of directors

As of September 30, 2014, we have the following committees that serve under our board of directors: Audit Committee, Outside Director Nomination Committee and Management Committee.

(As of September 30, 2014)

Committee	Composition	Member
Audit Committee	3 outside directors	Tae Sik Ahn, Joon Park, Jin Jang
Outside Director Nomination Committee	1 non-standing director and 2 outside directors	Yu Sig Kang, Tae Sik Ahn, Dong Il Kwon
Management Committee	2 non-outside directors	Sang Beom Han, Sangdon Kim

C. Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

All of our current outside directors were nominated by the Outside Director Nomination Committee, and all of our current non-outside directors were nominated by the board of directors.

15. Information Regarding Shares

A. Total number of shares

(1) Total number of shares authorized to be issued (as of September 30, 2014): 500,000,000 shares.

(2) Total shares issued and outstanding (as of September 30, 2014): 357,815,700 shares.

B. Shareholder list

(1) Largest shareholder and related parties as of September 30, 2014:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest Shareholder	135,625,000	37.9%
Sang Beom Han	Related Party	5,014	0.0%

(2) Shareholders who are known to us to own 5% or more of our shares as of September 30, 2014:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.9%
National Pension Service (1)	32,574,659	9.10%

(1)	On October 31, 2014, the National Pension Service disclosed that it held 35,495,658 shares of our common stock equating to a 9.92% equity interest in us.

16. Directors and Employees

A. Directors

(1) Remuneration for directors in 2014 Q1~Q3

(Unit: person, in millions of Won)

Classification	No. of directors (1)	Amount paid (2)		Per capita average remuneration paid (4)
Non-outside directors	3	1,516	(3)	505
Outside directors who are not audit committee members	1	50		50
Outside directors who are audit committee members	3	149		50

Total	7	1,715		—

(1)	Number of directors as at September 30, 2014.
(2)	Amount paid is calculated on the basis of amount of cash actually paid.
(3)	Among the non-outside directors, Yu Sig Kang does not receive any remuneration.
(4)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the year ended September 30, 2014.

(2) Remuneration for individual directors and audit committee members

-	Individual amount of remuneration paid in 2014 Q1~Q3

(Unit: in millions of Won)

Name	Position	Total remuneration	Payment not included in total remuneration
Sang Beom Han	President	1,122	—

-	Method of calculation

Name	Method of calculation
Sang Beom Han	• Total remuneration: ￦1,122 million (consisting of ￦760 million in salary and ￦362 million in bonus). • Salary and bonus amounts determined by the HR personnel policy for executive directors.

(3) Stock options

Not applicable.

B. Employees

As of September 30, 2014, we had 32,592 employees (excluding our executive officers). On average, our male employees have served 7 years and our female employees have served 5 years. The total amount of salary paid to our employees for the nine months ended September 30, 2014 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ￦1,104,748 million for our male employees and ￦308,078 million for our female employees. The following table provides details of our employees as of September 30, 2014

(Unit: person, in millions of Won, year)

	Number of employees (1)	Total salary in 2014 Q1~Q3 (2) (3) (4)	Total salary per capita (5)	Average years of service
Male	23,416	1,104,748	47	7.0
Female	9,176	308,078	33	5.0

Total	32,592	1,412,826	43	6.4

(1)	Includes part-time employees.
(2)	Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the nine months ended September 30, 2014 was ￦253,915 million and the per capita welfare benefit provided was ￦7.7 million.
(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the average number of employees (male: 23,599, female: 9,465) for the nine months ended September 30, 2014.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2014 and 2013

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and subsidiaries (the “Group”) which comprise the condensed consolidated interim statement of financial position as of September 30, 2014, the condensed consolidated interim statements of comprehensive income for each of the three-month and nine-month periods ended September 30, 2014 and 2013, and statements of changes in equity and cash flows for the nine-month periods ended September 30, 2014 and 2013, and notes to the condensed consolidated interim financial statements.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial statements consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Emphasis of Matter

As discussed in note 17 to the condensed consolidated interim financial statements, the Group has been or is named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Group estimated and recognized losses related to these alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Group.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We audited the consolidated statement of financial position as of December 31, 2013 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with auditing standards generally accepted in the Republic of Korea, and our report thereon, dated February 19, 2014, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2013, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

November 3, 2014

This report is effective as of November 3, 2014 the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As of September 30, 2014 and December 31, 2013

(In millions of won)	Note	September 30, 2014		December 31, 2013
Assets
Cash and cash equivalents	9	￦	823,464	1,021,870
Deposits in banks	9		1,540,091	1,301,539
Trade accounts and notes receivable, net	9, 16, 19		3,168,948	3,128,626
Other accounts receivable, net	9		108,835	89,545
Other current financial assets	9		463	919
Inventories	5		2,624,846	1,933,241
Prepaid income taxes			1,399	4,066
Other current assets			499,897	251,982

Total current assets			8,767,943	7,731,788
Deposits in banks	9		8,427	13
Investments in equity accounted investees	6		405,860	406,536
Other non-current financial assets	9		34,052	46,246
Property, plant and equipment, net	7, 20		11,767,454	11,808,334
Intangible assets, net	8, 20		544,362	468,185
Deferred tax assets	21		905,309	1,037,000
Other non-current assets			255,713	217,182

Total non-current assets			13,921,177	13,983,496

Total assets		￦	22,689,120	21,715,284

Liabilities
Trade accounts and notes payable	9, 19	￦	3,206,955	2,999,522
Current financial liabilities	9, 10		1,246,896	907,942
Other accounts payable	9, 19		1,673,517	1,454,339
Accrued expenses			542,235	491,236
Income tax payable			63,006	46,777
Provisions	17		169,832	200,731
Advances received	16		590,259	656,775
Other current liabilities			55,992	31,597

Total current liabilities			7,548,692	6,788,919
Non-current financial liabilities	9, 10		3,336,632	2,994,837
Non-current provisions			4,890	5,005
Defined benefit liabilities, net	14		370,461	319,087
Long-term advances received	16		—	427,397
Deferred tax liabilities	21		207	119
Other non-current liabilities			36,004	382,500

Total non-current liabilities			3,748,194	4,128,945

Total liabilities			11,296,886	10,917,864

Equity
Share capital	18		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	18		(162,065)	(91,674)
Retained earnings			7,188,056	6,662,655

Total equity attributable to owners of the Controlling Company			11,066,183	10,611,173

Non-controlling interests			326,051	186,247

Total equity			11,392,234	10,797,420

Total liabilities and equity		￦	22,689,120	21,715,284

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income

(Unaudited)

For the three-month and nine-month periods ended September 30, 2014 and 2013

(In millions of won, except earnings per share)	Note	For the three-month period ended September 30			For the nine-month period ended September 30
		2014		2013	2014		2013
Revenue	19, 20	￦	6,546,853	6,578,735	￦	18,113,591	19,954,023
Cost of sales	5, 19		(5,463,180)	(5,590,949)		(15,657,517)	(17,297,081)

Gross profit			1,083,673	987,786		2,456,074	2,656,942
Selling expenses	12		(167,857)	(187,553)		(486,293)	(536,452)
Administrative expenses	12		(133,216)	(129,856)		(377,877)	(396,585)
Research and development expenses			(308,483)	(281,184)		(860,424)	(817,542)

Operating profit			474,117	389,193		731,480	906,363

Finance income	15		22,569	64,905		71,663	147,537
Finance costs	15		(65,959)	(75,904)		(134,555)	(303,794)
Other non-operating income	13		196,594	322,203		701,132	870,844
Other non-operating expenses	13		(198,013)	(306,802)		(629,407)	(1,038,962)
Equity in income of equity accounted investees, net			2,710	8,933		13,209	23,622

Profit before income tax			432,018	402,528		753,522	605,610
Income tax expense	21		(77,889)	(163,111)		(225,324)	(257,453)

Profit for the period			354,129	239,417		528,198	348,157

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	14		(355)	(98)		(3,730)	(247)
Related income tax			86	20		951	(35)

			(269)	(78)		(2,779)	(282)
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	15		23	42		1,749	302
Foreign currency translation differences for foreign operations			111,505	(119,267)		(74,929)	12,812
Share of gain (loss) from sale of treasury stocks by associates			194	(6)		(431)	(113)
Related income tax			169	(317)		(198)	(134)

			111,891	(119,548)		(73,809)	12,867

Other comprehensive income (loss) for the period, net of income tax			111,622	(119,626)		(76,588)	12,585

Total comprehensive income for the period		￦	465,751	119,791	￦	451,610	360,742

Profit (loss) attributable to:
Owners of the Controlling Company			349,804	244,997		528,180	354,576
Non-controlling interests			4,325	(5,580)		18	(6,419)

Profit for the period		￦	354,129	239,417	￦	528,198	348,157

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			449,204	130,831		455,010	365,630
Non-controlling interests			16,547	(11,040)		(3,400)	(4,888)

Total comprehensive income for the period		￦	465,751	119,791	￦	451,610	360,742

Earnings per share (In won)
Basic earnings per share	22	￦	978	685		1,476	991

Diluted earnings per share	22	￦	978	685		1,476	991

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the nine-month periods ended September 30, 2014 and 2013

	Attributable to owners of the Controlling Company
				Share of gain(loss)
				from sale of
	Share		Share	treasury stocks	Fair value	Translation	Retained	Non-controlling	Total
(In millions of won)	capital		premium	by associates	reserve	reserve	earnings	interests	equity

Balances at January 1, 2013	￦	1,789,079	2,251,113	548	(66)	(69,852)	6,238,989	30,369	10,240,180

Total comprehensive income (loss) for the period
Profit (loss) for the period		—	—	—	—	—	354,576	(6,419)	348,157
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	166	—	—	—	166
Remeasurements of net defined benefit liabilities, net of tax		—	—	—	—	—	(282)	—	(282)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	—	11,283	—	1,531	12,814
Share of loss from sale of treasury stocks by associates, net of tax		—	—	(113)	—	—	—	—	(113)

Total other comprehensive income (loss)		—	—	(113)	166	11,283	(282)	1,531	12,585

Total comprehensive income (loss) for the period	￦	—	—	(113)	166	11,283	354,294	(4,888)	360,742

Transaction with owners, recognized directly in equity
Capital contribution from non-controlling interests		—	—	—	—	—	(3,116)	55,185	52,069

Balances at September 30, 2013	￦	1,789,079	2,251,113	435	100	(58,569)	6,590,167	80,666	10,652,991

Balances at January 1, 2014	￦	1,789,079	2,251,113	(254)	572	(91,992)	6,662,655	186,247	10,797,420

Total comprehensive income (loss) for the period
Profit for the period		—	—	—	—	—	528,180	18	528,198
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	1,652	—	—	—	1,652
Remeasurements of net defined benefit liabilities, net of tax		—	—	—	—	—	(2,779)	—	(2,779)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	—	(71,612)	—	(3,418)	(75,030)
Share of loss from sale of treasury stocks by associates, net of tax		—	—	(431)	—	—	—	—	(431)

Total other comprehensive income (loss)		—	—	(431)	1,652	(71,612)	(2,779)	(3,418)	(76,588)

Total comprehensive income (loss) for the period	￦	—	—	(431)	1,652	(71,612)	525,401	(3,400)	451,610

Transaction with owners, recognized directly in equity
Decrease of share interest in non-controlling interests		—	—	—	—	—	—	(2,955)	(2,955)
Capital contribution from non-controlling interests		—	—	—	—	—	—	146,159	146,159

Balances at September 30, 2014	￦	1,789,079	2,251,113	(685)	2,224	(163,604)	7,188,056	326,051	11,392,234

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the nine-month periods ended September 30, 2014 and 2013

(In millions of won)	Note	2014		2013
Cash flows from operating activities:
Profit for the period		￦	528,198	348,157
Adjustments for:
Income tax expense	21		225,324	257,453
Depreciation	11		2,400,836	2,782,570
Amortization of intangible assets	11		185,346	184,975
Gain on foreign currency translation			(98,211)	(137,952)
Loss on foreign currency translation			105,331	148,675
Expenses related to defined benefit plans	14		152,738	118,207
Impairment loss on property, plant and equipment			—	848
Impairment loss on intangible assets			662	1,513
Reversal of impairment loss on intangible assets			—	(296)
Gain on disposal of property, plant and equipment			(7,629)	(6,451)
Loss on disposal of property, plant and equipment			359	773
Loss on disposal of intangible assets			—	168
Finance income			(40,129)	(34,963)
Finance costs			90,240	129,654
Equity in income of equity method accounted investees, net			(13,209)	(23,622)
Other income			(7,281)	(498)
Other expenses			98,368	275,804

			3,092,745	3,696,858
Change in trade accounts and notes receivable			(442,389)	278,115
Change in other accounts receivable			5,830	139,480
Change in other current assets			(228,535)	73,059
Change in inventories			(694,244)	(26,816)
Change in other non-current assets			(76,130)	(60,470)
Change in trade accounts and notes payable			129,955	(880,371)
Change in other accounts payable			(301,543)	(291,277)
Change in accrued expenses			89,477	177,251
Change in other current liabilities			(9,033)	(13,883)
Change in other non-current liabilities			18,390	184
Change in provisions			(76,926)	(235,357)
Change in defined benefit liabilities, net			(105,294)	(2,781)

			(1,690,442)	(842,866)
Cash generated from operating activities			1,930,501	3,202,149
Income taxes paid			(73,895)	(119,177)
Interests received			27,677	29,638
Interests paid			(129,915)	(131,079)

Net cash provided by operating activities		￦	1,754,368	2,981,531

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows, Continued

(Unaudited)

For the nine-month periods ended September 30, 2014 and 2013

(In millions of won)	Note	2014		2013
Cash flows from investing activities:
Dividends received		￦	727	14,582
Proceeds from withdrawal of deposits in banks			1,299,676	1,254,209
Increase in deposits in banks			(1,546,642)	(1,505,439)
Acquisition of investments in equity accounted investees			(324)	(14,983)
Proceeds from disposal of investments in equity accounted investees			5,185	1,483
Acquisition of property, plant and equipment			(2,352,432)	(2,510,750)
Proceeds from disposal of property, plant and equipment			21,658	18,314
Acquisition of intangible assets			(258,979)	(140,313)
Proceeds from disposal of intangible assets			—	1,902
Government grants received			47,791	1,744
Proceeds from collection of short-term loans			6	2
Net cash inflow from disposal of a subsidiary			2,409	—
Proceeds from disposal of other financial assets			28	—
Acquisition of other non-current financial assets			(5,052)	(4,844)
Proceeds from disposal of other non-current financial assets			15,445	39,924

Net cash used in investing activities			(2,770,504)	(2,844,169)

Cash flows from financing activities:
Proceeds from short-term borrowings			419,941	1,393,121
Repayments of short-term borrowings			(18,533)	(1,394,460)
Proceeds from issuance of debentures			298,783	288,820
Proceeds from long-term debt			841,253	162,405
Repayments of long-term debt			(503,618)	—
Repayments of current portion of long-term debt and debentures			(387,993)	(902,137)
Capital contribution from non-controlling interests			146,159	52,039

Net cash provided by (used in) financing activities			795,992	(400,212)

Net decrease in cash and cash equivalents			(220,144)	(262,850)
Cash and cash equivalents at January 1			1,021,870	2,338,661
Effect of exchange rate fluctuations on cash held			21,738	5,530

Cash and cash equivalents at September 30		￦	823,464	2,081,341

See accompanying notes to the condensed consolidated interim financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, in February 2008, the Controlling Company changed its name to LG Display Co., Ltd. considering the decrease of Philips’s share interest in the Controlling Company and the possibility of its business expansion to other display products including Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of September 30, 2014, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

As of September 30, 2014, the Controlling Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and a Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Controlling Company has overseas subsidiaries located in North America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of September 30, 2014, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of September 30, 2014, there are 22,983,302 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of September 30, 2014

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc. (*1)	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell TFT-LCD products	USD 411
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell TFT-LCD products	JPY 95
LG Display Germany GmbH	Ratingen, Germany	100%	December 31	November 5, 1999	Sell TFT-LCD products	EUR 1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell TFT-LCD products	NTD 116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture and sell TFT-LCD products	CNY 2,834
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell TFT-LCD products	CNY 4
LG Display Poland Sp. z o.o.	Wroclaw, Poland	80%	December 31	September 6, 2005	Manufacture and sell TFT-LCD products	PLN 511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture and sell TFT-LCD products	CNY 992
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell TFT-LCD products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell TFT-LCD products	SGD 1.4
L&T Display Technology (Xiamen) Limited	Xiamen, China	51%	December 31	January 5, 2010	Manufacture LCD module and LCD TV sets	CNY 82
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture LCD module and LCD monitor sets	CNY 116
LG Display Yantai Co., Ltd. (*2)	Yantai, China	100%	December 31	April 19, 2010	Manufacture and sell TFT-LCD products	CNY 956
LG Display U.S.A. Inc.	McAllen, U.S.A.	100%	December 31	October 26, 2011	Manufacture and sell TFT-LCD products	USD 11
LG Display Reynosa S.A. de C.V.	Reynosa, Mexico	100%	December 31	November 4, 2011	Manufacture TFT-LCD products	MXN 112
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW 800
LG Display (China) Co., Ltd. (*3)	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell TFT-LCD products	CNY 6,103
Unified Innovative Technology, LLC (*4)	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD 9

(*1)	In June 2014, the Controlling Company invested ￦36,815 million in cash for the capital increase of LG Display America, Inc. (“LGDUS”). There was no change in the Controlling Company’s ownership percentage in LGDUS as a result of this additional investment.
(*2)	In June 2014, the Controlling Company invested ￦71,281 million in cash for the capital increase of LG Display Yantai Co., Ltd. (“LGDYT”). There was no change in the Controlling Company’s ownership percentage in LGDYT as a result of this additional investment.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of September 30, 2014, Continued

(*3)	In May 2014, the Controlling Company invested ￦220,740 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”). In addition, in January, April and September 2014, LG Display Guangzhou Co., Ltd. (“LGDGZ”), a subsidiary of the Controlling Company, invested an aggregate of ￦105,297 million in cash for the capital increase of LGDCA. In 2014, the Controlling Company’s ownership percentage in LGDCA decreased from 64% to 56% and LGDGZ’s ownership percentage in LGDCA increased from 6% to 14%.
(*4)	In March 2014, the Controlling Company established Unified Innovative Technology, LLC (“UNIT”), a wholly owned subsidiary of the Controlling Company, for the management of intellectual property, with an investment of ￦4,283 million. In April 2014, the Controlling Company invested ￦5,206 million in cash for the capital increase of UNIT.

In June 2014, the Controlling Company disposed of the entire investments in LUCOM Display Technology (Kunshan) Limited at ￦3,383 million and recognized ￦276 million for the difference between the disposal amount and the carrying amount as finance income.

(c)	Cash flows from loss of control of the subsidiary and carrying amount of assets and liabilities of the subsidiary upon disposal

(In millions of won)	Amount
Total consideration received	￦	3,383
Cash and cash equivalents held by the subsidiary at disposal		(974)

Net cash flow		2,409

Assets of the disposed subsidiary:
Trade accounts and notes receivable, net		24,105
Inventories		2,640
Property, plant and equipment, net		4,101
Intangible assets, net		514
Other assets		1,000
Liabilities of the disposed subsidiary
Trade accounts and notes payable		23,874
Borrowings		2,719
Other liabilities		649

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2013.

The condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on October 21, 2014.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	available-for-sale financial assets are measured at fair value, and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its consolidated financial statements as of and for the year ended December 31, 2013.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2013, except for the application of K-IFRS No. 1034, Interim Financial Reporting, and the amended accounting standards explained below:

(a)	Changes to the Significant Accounting Policies

Amendment to K-IFRS No. 1032, Financial Instruments: Presentation

The Group has applied the amendment to K-IFRS No. 1032, Financial Instruments: Presentation, effective January 1, 2014. The amendment improves application guidance of K-IFRS No.1032, Financial Instruments: Presentation, to clarify criterion of offsetting financial assets and financial liabilities. There is no impact of applying this amendment on the condensed consolidated interim financial statements for the nine-month period ended September 30, 2014.

Amendment to K-IFRS No. 1036, Impairment of Assets

The Group has applied the amendment to K-IFRS No. 1036, Impairment of Assets, effective January 1, 2014. The amendment improves disclosure guidance of the recoverable amount of cash-generating units to which goodwill or indefinite-lived intangible assets have been allocated. Under the amendments, the recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. Furthermore, for consistency purposes, the amendment expands certain disclosure requirements when the recoverable amount of the asset is its fair value less costs of disposal. There is no significant impact of applying this amendment on the condensed consolidated interim financial statements for the nine-month period ended September 30, 2014.

K-IFRS No. 2121, Levies

The Group has applied the interpretation to K-IFRS No. 2121, Levies, effective January 1, 2014. The interpretation defines that an obligating event that gives rise to the recognition of a liability to pay a levy is the activity that triggers the payment of the levy, as identified by the legislation. The interpretation clarifies that a levy is not recognized until the obligating event specified in the legislation occurs, even if there is no realistic opportunity to avoid the obligation. There is no significant impact of applying this interpretation on the condensed consolidated interim financial statements for the nine-month period ended September 30, 2014.

3.	Summary of Significant Accounting Policies, Continued

(b)	Lease

The Group classifies and accounts for leases either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i) Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statements of financial position, the lower amount of fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systemic basis consistent with the depreciation policy the leases adopts for depreciable assets that are owned. The Group reviews to determine whether the leased asset may be impaired.

(ii) Operating leases

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii) Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (“the asset”) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a financial lease that it is impracticable to separate the payments reliably, the Group recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease.

4.	Financial Risk Management

The objectives and policies on financial risk management followed by the Group are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2013.

5.	Inventories

Inventories as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)	September 30, 2014		December 31, 2013
Finished goods	￦	1,017,919	733,987
Work-in-process		738,680	605,718
Raw materials		497,813	261,947
Supplies		370,434	331,589

	￦	2,624,846	1,933,241

For the nine-month periods ended September 30, 2014 and 2013, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales is as follows:

(In millions of won)	2014		2013
Inventories recognized as cost of sales	￦	15,657,517	17,297,081
Including: inventory write-downs		255,009	180,470
Including: reversal and usage of inventory write-downs		(211,363)	(135,720)

6.	Investments in Equity Accounted Investees

Associates and Joint Ventures (Equity Method Investees) as of September 30, 2014 are as follows:

(In millions of won)
Associates and joint ventures	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Carrying amount
Suzhou Raken Technology Co., Ltd.	Suzhou, China	51%	December 31	October 2008	Manufacture LCD modules and LCD TV sets	￦ 137,603
Global OLED Technology, LLC	Herndon, U.S.A.	33%	December 31	December 2009	Manage and license OLED patents	28,509
Paju Electric Glass Co., Ltd.	Paju, South Korea	40%	December 31	January 2005	Manufacture electric glass for FPDs	79,280
TLI Inc. (*1)	Seongnam, South Korea	10%	December 31	October 1998	Manufacture and sell semiconductor parts for FPDs	5,478
AVACO Co., Ltd. (*1)	Daegu, South Korea	16%	December 31	January 2001	Manufacture and sell equipment for FPDs	11,300
New Optics Ltd.	Yangju, South Korea	46%	December 31	August 2005	Manufacture back light parts for TFT-LCDs	37,211
LIG ADP Co., Ltd. (*1)	Seongnam, South Korea	13%	December 31	January 2001	Develop and manufacture manufacturing process equipment for FPDs	1,894
WooRee E&L Co., Ltd.	Ansan, South Korea	21%	December 31	June 2008	Manufacture LED lighting unit packages	22,356
LB Gemini New Growth Fund No. 16 (*2)	Seoul, South Korea	31%	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities	17,826
Can Yang Investments Limited (*1)	Hong Kong	9%	December 31	January 2010	Develop, manufacture and sell LED parts	10,014
YAS Co., Ltd. (*1)	Paju, South Korea	19%	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	10,861
Narenanotech Corporation	Yongin, South Korea	23%	December 31	December 1995	Manufacture and sell FPD manufacturing equipment	25,564
AVATEC Co., Ltd. (*1)	Daegu, South Korea	16%	December 31	August 2000	Process and sell glass for FPDs	17,876
Glonix Co., Ltd.	Gimhae, South Korea	20%	December 31	October 2006	Manufacture and sell LCD	88

						￦ 405,860

(*1)	Although the Controlling Company’s share interests in TLI Inc., AVACO Co., Ltd., LIG ADP Co., Ltd., Can Yang Investments Limited, YAS Co., Ltd., and AVATEC Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee and the transactions between the Controlling Company and the investees are significant. Accordingly, the investments in these investees have been accounted for using the equity method.

6.	Investments in Equity Accounted Investees, Continued

(*2)	The Controlling Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In January, March and September 2014, the Controlling Company received ￦1,035 million, ￦921 million and ￦1,596 million, respectively, from the Fund as a capital distribution and made an additional cash investment of ￦324 million in the Fund in March 2014. There was no change in the Controlling Company’s ownership percentage in the Fund and the Controlling Company is committed to making future investments of up to an aggregate of ￦30,000 million.

In March 2014, the Controlling Company disposed of the entire investments in Eralite Optoelectronics (Jiangsu) Co., Ltd., acquired for manufacturing LED Package, for ￦1,633 million and recognized ￦156 million for the difference between the disposal amount and the carrying amount as finance cost.

7.	Property, Plant and Equipment

For the nine-month periods ended September 30, 2014 and 2013, the Group purchased property, plant and equipment of ￦2,503,119 million and ￦1,849,812 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ￦26,560 million and 3.75%, and ￦15,860 million and 4.68% for the nine-month periods ended September 30, 2014 and 2013, respectively. Also, for the nine-month periods ended September 30, 2014 and 2013, the Group disposed of property, plant and equipment with carrying amounts of ￦25,456 million and ￦12,636 million, respectively, and recognized ￦7,629 million and ￦359 million as gain and loss, respectively, on disposal of property, plant and equipment for the nine-month period ended September 30, 2014 (gain and loss for the nine-month period ended on September 30, 2013: ￦6,451 million and ￦773 million, respectively).

The Group lease production equipment under a finance lease. The lease is an arrangement that is not in the legal form of a lease, but is accounted for as lease based on its terms and conditions. The leased equipment is only used for the production of specific products. During 2014, the Group acquired equipment with a carrying amount of ￦12,960 million under a finance lease. As of September 30, 2014, the net carrying amount of deferred income related to leased equipment is ￦12,690 million.

8.	Intangible Assets

The Group capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products that are ultimately selected for production. The carrying amounts of capitalized development costs as of September 30, 2014 and December 31, 2013 are ￦238,256 million and ￦163,243 million, respectively.

9.	Financial Instruments

(a)	Credit risk

(i) Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of September 30, 2014 and December 31, 2013 is as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Cash and cash equivalents	￦	823,464	1,021,870
Deposits in banks (*)		1,548,518	1,301,552
Trade accounts and notes receivable, net		3,168,948	3,128,626
Other accounts receivable, net		108,835	89,545
Available-for-sale financial assets		2,920	2,838
Deposits		19,378	21,439
Other non-current financial assets		6,111	8,818

	￦	5,678,174	5,574,688

(*)	As of September 30, 2014, the amount of deposits in banks restricted in use is ￦84,036 million (as of December 31, 2013: ￦70,013 million).

The maximum exposure to credit risk for trade accounts and notes receivable as of September 30, 2014 and December 31, 2013 by geographic region is as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Domestic	￦	411,900	264,703
Euro-zone countries		352,934	302,920
Japan		167,509	111,397
United States		839,955	1,048,005
China		814,838	784,597
Taiwan		403,505	438,929
Others		178,307	178,075

	￦	3,168,948	3,128,626

9.	Financial Instruments, Continued

(ii) Impairment loss

The aging of trade accounts and notes receivable as of September 30, 2014 and December 31, 2013 is as follows:

(In millions of won)	September 30, 2014			December 31, 2013
	Book value		Impairment loss	Book value	Impairment loss
Not past due	￦	3,163,535	(764)	3,091,184	(317)
Past due 1-15 days		5,028	(2)	30,005	(8)
Past due 16-30 days		768	—	7,504	(1)
Past due 31-60 days		28	—	82	(1)
Past due more than 60 days		357	(2)	181	(3)

	￦	3,169,716	(768)	3,128,956	(330)

The movement in the allowance for impairment in respect of receivables during the nine-month period ended September 30, 2014 and the year ended December 31, 2013 are as follows:

(In millions of won)
	2014		2013
Balance at the beginning of the period	￦	330	1,019
(Reversal of) bad debt expense		438	(689)

Balance at the reporting date	￦	768	330

9.	Financial Instruments, Continued

(b)	Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of September 30, 2014.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities:
Secured bank loan	￦	627,629	701,654	9,623	9,676	19,353	663,002	—
Unsecured bank loans		1,320,686	1,344,842	623,243	96,442	167,029	457,342	786
Unsecured bond issues		2,635,213	2,833,377	390,272	243,188	1,179,820	1,020,097	—
Trade accounts and notes payables		3,206,955	3,206,955	3,206,955	—	—	—	—
Other accounts payable		1,658,918	1,659,006	1,636,647	22,359	—	—	—
Other non-current liabilities		14,019	15,257	—	—	5,527	9,730	—

	￦	9,463,420	9,761,091	5,866,740	371,665	1,371,729	2,150,171	786

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

9.	Financial Instruments, Continued

(c)	Currency risk

(i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of September 30, 2014 and December 31, 2013 is as follows:

(In millions)	September 30, 2014
	USD	JPY	CNY	TWD	EUR	PLN	BRL	SGD
Cash and cash equivalents	310	566	944	25	2	98	—	1
Deposits in banks	61	—	—	—	—	—	—	—
Trade accounts and notes receivable	2,452	111	1,742	—	—	—	—	—
Other accounts receivable	4	1	154	13	3	1	—	—
Long-term other accounts receivable	6	—	—	—	—	—	—	—
Other assets denominated in foreign currencies	1	256	17	7	—	—	—	—
Trade accounts and notes payable	(1,667)	(22,061)	(2,044)	—	—	—	—	—
Other accounts payable	(234)	(7,151)	(2,738)	(9)	(29)	(6)	(34)	—
Long-term other accounts payable	—	—	(1)	—	—	—	—	—
Debt	(1,850)	—	—	—	—	—	—	—

Net exposure	(917)	(28,278)	(1,926)	36	(24)	93	(34)	1

(In millions)	December 31, 2013
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	710	1,961	1,108	20	20	38	—
Deposits in banks	—	—	—	—	20	—	—
Trade accounts and notes receivable	2,463	6,410	1,391	6	19	17	—
Other accounts receivable	5	—	160	—	2	—	—
Long-term other accounts receivable	8	—	—	—	—	—	—
Available-for-sale financial assets	—	—	—	3	—	—	—
Other assets denominated in foreign currencies	1	170	20	8	—	—	1
Trade accounts and notes payable	(1,858)	(30,834)	(1,858)	(11)	(15)	—	—
Other accounts payable	(191)	(4,404)	(1,528)	(12)	(34)	(8)	—
Debt	(715)	—	(31)	—	—	—	—

Net exposure	423	(26,697)	(738)	14	12	47	1

9.	Financial Instruments, Continued

Average exchange rates applied for the nine-month periods ended September 30, 2014 and 2013 and the exchange rates at September 30, 2014 and December 31, 2013 are as follows:

(In won)	Average rate			Reporting date spot rate
	2014		2013	September 30, 2014		December 31, 2013
USD	￦	1,041.36	1,105.68	￦	1,050.60	1,055.30
JPY		10.11	11.45		9.60	10.05
CNY		168.93	179.29		170.02	174.09
TWD		34.56	37.20		34.45	35.32
EUR		1,412.26	1,455.87		1,333.32	1,456.26
PLN		338.29	346.65		318.93	351.11
BRL		455.31	523.46		429.40	446.75
SGD		827.93	883.59		824.48	832.75

(ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in foreign currency as of September 30, 2014 and December 31, 2013, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	September 30, 2014			December 31, 2013
	Equity		Profit or loss	Equity		Profit or loss
USD (5 percent weakening)	￦	(39,486)	(27,407)	￦	15,198	22,224
JPY (5 percent weakening)		(11,145)	(7,614)		(11,007)	(7,526)
CNY (5 percent weakening)		(15,403)	(3,034)		(6,267)	(515)
TWD (5 percent weakening)		61	—		28	(4)
EUR (5 percent weakening)		(1,626)	215		250	1,877
PLN (5 percent weakening)		1,451	111		669	494
BRL (5 percent weakening		(553)	(553)		—	—
SGD (5 percent weakening)		30	30		31	—

A stronger won against the above currencies as of September 30, 2014 and December 31, 2013 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

9.	Financial Instruments, Continued

(d)	Interest rate risk

(i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of September 30, 2014 and December 31, 2013 is as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Fixed rate instruments
Financial assets	￦	2,374,889	2,326,247
Financial liabilities		(2,639,237)	(3,156,590)

	￦	(264,348)	(830,343)

Variable rate instruments
Financial liabilities	￦	(1,944,291)	(746,189)

(ii) Equity and profit or loss sensitivity analysis for variable rate instruments

As of September 30, 2014 and December 31, 2013, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
September 30, 2014
Variable rate instruments	￦	(11,555)	11,555	(11,555)	11,555
December 31, 2013
Variable rate instruments	￦	(5,656)	5,656	(5,656)	5,656

9.	Financial Instruments, Continued

(e)	Fair values

(i) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position, are as follows:

(In millions of won)	September 30, 2014			December 31, 2013
	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets(*)	￦	2,920	2,920	14,235	14,235
Assets carried at amortized cost
Cash and cash equivalents	￦	823,464	823,464	1,021,870	1,021,870
Deposits in banks		1,548,518	1,548,518	1,301,552	1,301,552
Trade accounts and notes receivable		3,168,948	3,168,948	3,128,626	3,128,626
Other accounts receivable		108,835	108,835	89,545	89,545
Deposits		19,378	19,378	21,439	21,439
Other non-current financial assets		6,111	6,111	8,818	8,818

	￦	5,675,254	5,675,254	5,571,850	5,571,850

Liabilities carried at amortized cost
Secured bank loans	￦	627,629	627,629	26,383	26,383
Unsecured bank loans		1,320,686	1,320,702	1,241,981	1,266,521
Unsecured bond issues		2,635,213	2,710,525	2,634,415	2,689,697
Trade accounts and notes payable		3,206,955	3,206,955	2,999,522	2,999,522
Other accounts payable		1,658,918	1,658,464	1,374,664	1,374,719
Other non-current liabilities		14,019	14,403	9,879	9,959

	￦	9,463,420	9,538,678	8,286,844	8,366,801

(*)	Investments in equity instruments that do not have a quoted price in an active market, and whose fair value cannot be reliably measured are measured at cost and excluded from the disclosure of fair value.

The basis for determining fair values above by the Group are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2013.

9.	Financial Instruments, Continued

(ii) Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Intellectual Discovery Co., Ltd.	￦	2,673	2,673
ARCH Venture Fund VIII, L.P		63	—
Henghao Technology Co., Ltd.		3,371	—

	￦	6,107	2,673

(iii) Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	September 30, 2014	December 31, 2013
Debentures, loans and borrowings	2.28%~2.77%	2.81%~3.84%

(iv) Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

The financial instruments carried at fair value as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
September 30, 2014
Assets
Available-for-sale financial assets	￦	2,920	—	—	2,920

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2013
Assets
Available-for-sale financial assets	￦	14,235	—	—	14,235

9.	Financial Instruments, Continued

(f)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
	September 30, 2014		December 31, 2013
Total liabilities	￦	11,296,886	10,917,864
Total equity		11,392,234	10,797,420
Cash and deposits in banks (*1)		2,363,555	2,323,409
Borrowings (including bonds)		4,583,528	3,902,779
Total liabilities to equity ratio		99%	101%
Net borrowings to equity ratio (*2)		19%	15%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing borrowings (including bonds) less cash and deposits in banks by total equity.

10.	Financial Liabilities

(a)	Financial liabilities as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Current
Short-term borrowings	￦	419,941	21,090
Current portion of long-term debt		826,955	886,852

	￦	1,246,896	907,942

Non-current
Won denominated borrowings	￦	4,881	503,968
Foreign currency denominated borrowings		1,236,362	495,991
Bonds		2,095,389	1,994,878

	￦	3,336,632	2,994,837

(b)	Short-term borrowings as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of September 30, 2014 (%)	September 30, 2014		December 31, 2013
Korea Development Bank and others (*)	0.49~0.57	￦	419,941	—
Industrial and Commercial Bank of China and others	—		—	21,000
Woori Bank	—		—	90

Foreign currency equivalent			USD 400	USD 15
			—	CNY 31

		￦	419,941	21,090

(*)	The Group recognized ￦2,985 million as interest expense in relation to the above short-term borrowings during the nine-month period ended September 30, 2014.

(c)	Won denominated long-term debt as of September 30, 2014 and December 31, 2013 is as follows:

(In millions of won)
Lender	Annual interest rate as of September 30, 2014 (%)	September 30, 2014		December 31, 2013
Shinhan Bank and others	3-year Korean Treasury Bond rate less 1.25, 2.75	￦	8,350	11,932
Korea Development Bank and others	—		—	496,632

Less current portion of long-term debt			(3,469)	(4,596)

		￦	4,881	503,968

10.	Financial Liabilities, Continued

(d)	Long-term debt denominated in currencies other than won as of September 30, 2014 and December 31, 2013 is as follows:

(In millions of won and USD)
Lender	Annual interest rate as of September 30, 2014 (%)(*)	September 30, 2014		December 31, 2013
Kookmin Bank and others	3ML+0.90~2.80	￦	1,520,024	738,710

Foreign currency equivalent			USD 1,450	USD 700

Less current portion of long-term debt			(283,662)	(242,719)

		￦	1,236,362	495,991

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

(e)	Details of bonds issued and outstanding as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	Maturity	Annual interest rate as of September 30, 2014 (%)	September 30, 2014		December 31, 2013
Won denominated bonds (*)
Publicly issued bonds	October 2014~ April 2019	2.90~5.89	￦	2,640,000	2,640,000
Less discount on bonds				(4,787)	(5,585)
Less current portion				(539,824)	(639,537)

			￦	2,095,389	1,994,878

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

11.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2014		2013	2014	2013
Changes in inventories	￦	(640,800)	(21,163)	(691,605)	(26,816)
Purchases of raw materials, merchandise and others		3,835,334	3,384,565	9,676,753	10,672,329
Depreciation and amortization		820,776	891,741	2,586,182	2,967,545
Outsourcing fees		303,085	223,953	777,966	477,881
Labor costs		731,794	687,870	2,176,100	2,060,709
Supplies and others		249,665	269,335	710,562	761,029
Utility		211,369	193,945	576,663	541,652
Fees and commissions		129,824	119,938	351,591	354,723
Shipping costs		63,835	62,606	174,022	216,035
Advertising		25,364	44,242	83,169	93,863
After-sale service expenses		28,890	26,320	72,666	73,382
Taxes and dues		18,632	16,741	52,583	56,469
Travel		19,573	16,102	51,308	44,291
Others		282,354	352,342	832,357	987,229

	￦	6,079,695	6,268,537	17,430,317	19,280,321

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

Certain expenses for the three-month and nine-month periods ended September 30, 2013 were reclassified to conform to the classification for the three-month and nine-month periods ended September 30, 2014.

12.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2014		2013	2014	2013
Salaries	￦	64,016	63,689	192,350	184,348
Expenses related to defined benefit plans		6,210	5,777	21,623	16,707
Other employee benefits		17,854	14,894	49,131	55,960
Shipping costs		51,643	51,618	140,894	171,363
Fees and commissions		47,242	50,421	130,681	152,699
Depreciation		22,148	23,395	66,284	72,144
Taxes and dues		6,971	6,559	18,484	24,473
Advertising		25,364	44,242	83,169	93,863
After-sale service expenses		28,890	26,320	72,666	73,382
Rent		5,578	5,571	16,342	17,544
Insurance		2,166	2,288	8,929	9,237
Travel		5,703	5,849	17,058	16,016
Training		3,939	4,559	9,343	10,271
Others		13,349	12,227	37,216	35,030

	￦	301,073	317,409	864,170	933,037

Certain expenses for the three-month and nine-month periods ended September 30, 2013 were reclassified to conform to the classification for the three-month and nine-month periods ended September 30, 2014.

13.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2014		2013	2014	2013
Rental income	￦	1,189	1,591	5,589	8,952
Foreign currency gain		188,366	315,107	636,465	843,410
Reversal of impairment loss on assets		—	296	—	296
Gain on disposal of property, plant and equipment		2,628	839	7,629	6,451
Reversal of allowance for doubtful accounts for other receivables		—	143	—	497
Commission earned		733	2,004	1,645	3,241
Others		3,678	2,223	49,804	7,997

	￦	196,594	322,203	701,132	870,844

(b)	Details of other non-operating expenses for the three-month and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2014		2013	2014	2013
Other bad debt expense	￦	104	—	403	—
Foreign currency loss		191,054	227,807	581,201	806,301
Loss on disposal of property, plant and equipment		—	100	359	773
Loss on disposal of intangible assets		—	—	—	168
Impairment loss on property, plant and equipment		—	71	—	848
Impairment loss on intangible assets		44	356	662	1,513
Donations		1,536	2,079	8,750	7,610
Expenses related to legal proceedings or claims and others		5,275	76,389	38,032	221,749

	￦	198,013	306,802	629,407	1,038,962

14.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company or the subsidiary.

(a)	Recognized net defined benefit liabilities as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Present value of partially funded defined benefit obligations	￦	936,749	807,738
Fair value of plan assets		(566,288)	(488,651)

	￦	370,461	319,087

(b)	Expenses recognized in profit or loss for the three-month and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2014		2013	2014	2013
Current service cost	￦	40,032	37,490	119,202	112,443
Past service cost		—	—	21,990	—
Net interest cost		3,754	1,798	11,546	5,764

	￦	43,786	39,288	152,738	118,207

(c)	Plan assets as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Guaranteed deposits in banks	￦	566,288	488,651

As of September 30, 2014, the Group maintains the plan assets primarily with Mirae Asset Securities Co., Ltd., Shinhan Bank, etc.

(d)	Remeasurements of net defined benefit liabilities included in other comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2014		2013	2014	2013
Remeasurements of net defined benefit liabilities	￦	(355)	(98)	(3,730)	(247)
Income tax		86	20	951	(35)

Remeasurements of net defined benefit liabilities, net of income tax	￦	(269)	(78)	(2,779)	(282)

15.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit and loss for the three-month and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2014		2013	2014	2013
Finance income
Interest income	￦	11,494	9,524	35,135	29,867
Dividend income		—	—	282	306
Foreign currency gain		11,075	55,343	35,190	114,075
Gain on disposal of available-for-sale financial assets		—	—	780	—
Gain on disposal of investments in subsidiaries		—	—	276	—
Gain on disposal of investments in equity accounted investees		—	38	—	3,289

	￦	22,569	64,905	71,663	147,537

Finance costs
Interest expense	￦	27,771	37,174	80,594	124,538
Foreign currency loss		35,892	33,769	38,661	161,616
Loss on sale of trade accounts and notes receivable		2,296	4,900	8,158	15,901
Loss on early redemption of debt		—	—	6,986	—
Loss on disposal of investments in equity accounted investees		—	61	156	1,739

	￦	65,959	75,904	134,555	303,794

(b)	Finance income and costs recognized in other comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2014		2013	2014	2013
Net change in fair value of available-for-sale financial assets	￦	23	42	1,749	302
Tax effect		—	(199)	(97)	(136)

Finance income (costs) recognized in other comprehensive income (loss) after tax	￦	23	(157)	1,652	166

16.	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,958 million (￦2,057,579 million) and JPY 5,000 million (￦48,012 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of September 30, 2014, accounts and notes receivable amounting to USD 400 million (￦419,941 million) were sold but are not past due. In connection with all of the contracts above, the Controlling Company has sold its accounts receivable with recourse.

The Controlling Company and overseas subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract as of September 30, 2014 are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Maximum		Not yet due
		Contractual amount	KRW equivalent	Amount	KRW equivalent
Controlling Company	Shinhan Bank	KRW 100,000	100,000	—	—
Subsidiaries
LG Display Singapore Pte. Ltd.	Hongkong & Shanghai Banking Corp.	USD 250	262,650	USD 215	225,427
LG Display Taiwan Co., Ltd	BNP Paribas	USD 105	110,313	USD 25	26,665
	Chinatrust Commercial Bank	USD 5	5,253	—	—
	Sumitomo Mitsui Banking Corporation	USD 200	210,120	USD 147	154,817
	Hongkong & Shanghai Banking Corp.	USD 165	173,349	USD 87	91,361
LG Display Shanghai Co., Ltd.	BNP Paribas	USD 125	131,325	USD 43	45,262
	Hongkong & Shanghai Banking Corp.	USD 55	57,783	—	—
	Bank of China Limited	Not applicable		USD 10	10,561
LG Display Shenzhen Co., Ltd.	Bank of China Limited	Not applicable		—	—
	Standard Chartered Bank	Not applicable		—	—
LG Display Germany GmbH	Citibank	USD 125	131,325	USD 57	60,028
	BNP Paribas	USD 132	138,679	USD 110	115,412
	Commerzbank AG and others	Not applicable		USD 15	16,163
LG Display America, Inc.	Hongkong & Shanghai Banking Corp	USD 500	525,300	USD 449	471,877
	Sumitomo Mitsui Banking Corporation	USD 250	262,650	USD 145	152,629
LG Display Japan Co., Ltd.	Sumitomo Mitsui Banking Corporation	USD 90	94,554	—	—

		USD 2,002	2,103,301	USD 1,303	1,370,202

		USD 2,002	2,203,301	USD 1,303	1,370,202

		KRW 100,000		—

16.	Commitments, Continued

Factoring and securitization of accounts receivable, Continued

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse.

Letters of credit

As of September 30, 2014, the Controlling Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD 15 million (￦15,759 million), USD 15 million (￦15,759 million) with China Construction Bank, JPY 1,000 million (￦9,602 million) with Woori Bank, USD 100 million (￦105,060 million) with Bank of China, USD 60 million (￦63,036 million) with Sumitomo Mitsui Banking Corporation, and USD 30 million (￦31,518 million) with Hana Bank.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 8.5 million (￦8,930 million) from Royal Bank of Scotland for value added tax payments in Poland.

LG Display Japan Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to JPY 700 million (￦6,722 million), CNY 4,220 million (￦717,484 million), TWD 16 million (￦551 million) and PLN 0.2 million (￦64 million), respectively, for their local tax payments.

Credit facility

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD 58 million (￦60,935 million) and JPY 8,000 million (￦76,819 million) in total, with Mizuho Corporate Bank and other various banks.

License agreements

As of September 30, 2014, in relation to its TFT-LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In connection with long-term supply agreements, as of September 30, 2014 the Controlling Company’s balance of advances received from a customer amount to USD 530 million (￦556,818 million) in aggregate. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received a payment guarantee amounting to USD 160 million (￦168,096 million) from the Industrial Bank of Korea relating to advances received.

Pledged Assets

Regarding the secured bank loan amounting to USD 600 million (￦627,629 million) from China Construction Bank, as of September 30, 2014, the Group provided its property, plant and equipment and others with carrying amount of ￦1,667,655 million as pledged assets.

17.	Legal proceedings

(a)	Patent infringements

Delaware Display Group LLC and Innovative Display Technologies LLC

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case against the Controlling Company and LG Display America, Inc. in the United States District Court for the District of Delaware. The Controlling Company does not have a present obligation for this matter and has not recognized any provision at September 30, 2014. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the U.S. District Court for the District of Delaware against the Controlling Company and LG Display America, Inc. for alleged patent infringement. The Controlling Company does not have a present obligation for this matter and has not recognized any provision at September 30, 2014. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

(b)	Anti-trust investigations and litigations

In January 2010, the Controlling Company received notice of the antitrust investigation by the Secretariat of Economic Law of Brazil. In August 2014, the Controlling Company reached an agreement with the Secretariat of Economic Law of Brazil for a settlement amount of BRL 34 million.

Certain individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufactures. To date the Controlling Company is defending against Direct Action Plaintiffs including Motorola Mobility, Inc., Electrograph Technologies Corp. and its affiliates, TracFone Wireless Inc., Costco Wholesale Corp., Office Depot, Inc., Interbond Corp. of America (BrandsMart), P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), AASI Creditor Liquidating Trust for All American Semiconductor Inc., Tech Data Corp. and its affiliates, CompuCom Systems, Inc., NECO Alliance LLC, Proview Technology, Inc. and its affiliates, Acer America Corp. and its affiliates, and the attorneys general of Illinois, Washington and Oregon. The timing and amounts of outflows are uncertain and the outcomes depend upon the various court proceedings.

In Canada, the Ontario Superior Court of Justice certified the class action complaints filed by direct and indirect purchases in May 2011. The Controlling Company is pursuing an appeal of the class certification decision. The actions in Quebec and British Columbia have been stayed. The timing and amount of outflows are uncertain and the outcome depends upon the court proceedings.

While the Group continues its vigorous defense of the various pending proceedings described above, management’s assessment of the facts and circumstances could change based upon new information, intervening events and the final outcome of the cases. Consequently, the actual results could be materially different from management’s current estimates.

18.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ￦5,000), and as of September 30, 2014 and December 31, 2013, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2013 to September 30, 2014.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

19.	Related Parties

(a)	Related parties

Related parties as of September 30, 2014 are as follows:

Classification	Description
Associates and joint ventures(*)	Suzhou Raken Technology Co., Ltd. and others
Subsidiaries of Associates	ADP System Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates and joint ventures are described in note 6.

Related parties other than associates and joint ventures that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Group as of September 30, 2014 and December 31, 2013 are as follows:

Classification	September 30, 2014	December 31, 2013
Subsidiaries of Associates	ADP System Co., Ltd. Shinbo Electric Co., Ltd. AVATEC Electronics Yantai Co., Ltd.	ADP System Co., Ltd. Shinbo Electric Co., Ltd. AVATEC Electronics Yantai Co., Ltd.

Entity that has significant influence over the Controlling Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Controlling Company

Hi Business Logistics Co., Ltd.

Hiplaza Co., Ltd.

Hi Entech Co., Ltd.

LG Hitachi Water Solutions Co., Ltd.

LG Innotek Co., Ltd.

Hanuri Co., Ltd.

Qingdao LG Inspur Digital Communication Co., Ltd.

LG Innotek Poland Sp. z o.o.

LG Innotek Huizhou Co., Ltd

LG Innotek USA, Inc.

LG Electronics Wroclaw Sp. z o.o.

LG Electronics Vietnam Co., Ltd.

LG Electronics Reynosa, S.A. DE C.V.

Hi Business Logistics Co., Ltd.

Hiplaza Co., Ltd.

Hi Entech Co., Ltd.

LG Hitachi Water Solutions Co., Ltd.

LG Innotek Co., Ltd.

Hanuri Co., Ltd.

Qingdao LG Inspur Digital Communication Co., Ltd.

LG Innotek Poland Sp. z o.o.

LG Innotek (Guangzhou) Co., Ltd.

LG Electronics Wroclaw Sp. z o.o.

LG Electronics Vietnam Co., Ltd.

LG Electronics Reynosa, S.A. DE C.V.

LG Electronics Thailand Co., Ltd.

19.	Related Parties, Continued

Classification	September 30, 2014	December 31, 2013
	LG Electronics Thailand Co., Ltd.	LG Electronics Taiwan Taipei Co., Ltd.
	LG Electronics Taiwan Taipei Co., Ltd.	LG Electronics Shenyang Inc.
	LG Electronics Shenyang Inc.	LG Electronics RUS, LLC
	LG Electronics RUS, LLC	LG Electronics Nanjing Display Co., Ltd.
	LG Electronics Nanjing Display Co., Ltd.	LG Electronics Mlawa Sp. z o.o.
	LG Electronics Mlawa Sp. z o.o.	LG Electronics Mexicali, S.A. DE C.V.
	LG Electronics Mexicali, S.A. DE C.V.	LG Electronics India Pvt. Ltd.
	LG Electronics India Pvt. Ltd.	LG Electronics do Brasil Ltda.
	LG Electronics do Brasil Ltda.	LG Electronics Air-Conditioning (Shandong) Co., Ltd.
	LG Electronics Air-Conditioning (Shandong) Co., Ltd.	LG Electronics (Kunshan) Computer Co., Ltd.
	LG Electronics (Kunshan) Computer Co., Ltd.	LG Electronics (Hangzhou) Co., Ltd.
	LG Electronics Polska Sp. z o.o.	Inspur LG Digital Mobile Communications Co., Ltd.
	LG Electronics Philippines Inc.	Hi Logistics Europe B.V.
	LG Electronics Singapore PTE LTD.	Hi Logistics (China) Co., Ltd.
Inspur LG Digital Mobile Communications Co., Ltd.
Hi Logistics Europe B.V.
Hi Logistics (China) Co., Ltd.
LG Electronics Alabama Inc.
Hientech (Tianjin) Co., Ltd.
Hi M Solutek

19.	Related Parties, Continued

(b)	Key management personnel compensation

Compensation costs of key management for the three-month and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)
	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2014		2013	2014	2013
Short-term benefits	￦	729	664	1,909	2,278
Expenses related to the defined benefit plan		70	72	284	1,068

	￦	799	736	2,193	3,346

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

19.	Related Parties, Continued

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)
	For the three-month period ended September 30, 2014
			Purchase and others
	Sales and others		Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	47,086	—	—	37,983	—
Associates and their subsidiaries
New Optics Ltd.	￦	—	14,247	—	2,897	149
LIG ADP Co., Ltd.		—	4	1,428	—	300
TLI Inc.		—	20,739	—	—	400
AVACO Co., Ltd.		—	495	15,425	—	561
AVATEC Co., Ltd.		—	44	—	29,541	149
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	1,277
Paju Electric Glass Co., Ltd.		—	134,702	—	—	862
Shinbo Electric Co., Ltd.		23,178	167,406	—	22,142	13
Narenanotech Corporation		—	200	1,368	—	173
Glonix Co., Ltd		—	6,012	—	—	52
ADP System Co., Ltd.		—	246	338	—	2,903
YAS Co., Ltd.		—	211	2,663	—	82

	￦	23,178	344,306	21,222	54,580	6,921

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	584,856	20,358	103,678	—	12,605

19.	Related Parties, Continued

(In millions of won)
	For the three-month period ended September 30, 2014
			Purchase and others
	Sales and others		Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	43,503	—	—	—	—
LG Electronics Vietnam Co., Ltd.		13,535	—	—	—	2
LG Electronics Thailand Co., Ltd.		19,279	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		70,782	—	—	—	610
LG Electronics RUS, LLC		158,392	—	—	—	—
LG Electronics do Brasil Ltda.		93,591	—	—	—	140
LG Electronics (Kunshan) Computer Co., Ltd.		5,707	—	—	—	—
Hi Business Logistics Co., Ltd.		11	—	—	—	7,680
LG Innotek Co., Ltd.		749	154,109	—	—	4,062
LG Hitachi Water Solutions Co., Ltd.		—	—	5,328	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		51,266	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		20,662	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		54,700	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		143,717	—	—	—	—
LG Electronics Shenyang Inc.		58,336	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		7,564	—	—	—	—
LG Electronics Reynosa, S.A. DE C.V.		305,905	—	—	—	429
LG Electronics Wroclaw Sp. z o.o.		142,692	—	—	—	14
HiEntech Co., Ltd.		—	—	—	—	6,177
Others		1,652	2	—	—	3,575

	￦	1,192,043	154,111	5,328	—	22,689

	￦	1,847,163	518,775	130,228	92,563	42,215

19.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2014
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	159,915	—	—	102,372	—

Associates and their subsidiaries
New Optics Ltd.	￦	—	39,248	—	7,990	887
LIG ADP Co., Ltd.		—	413	14,816	—	307
TLI Inc.		—	54,507	—	—	2,255
AVACO Co., Ltd.		41	1,086	96,533	—	2,176
AVATEC Co., Ltd.		265	84	—	58,825	194
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	3,888
Paju Electric Glass Co., Ltd.		—	477,886	—	—	2,267
Shinbo Electric Co., Ltd.		46,044	490,211	—	70,341	51
Narenanotech Corporation		180	301	8,069	—	1,190
Glonix Co., Ltd		—	17,198	—	—	232
ADP System Co., Ltd.		—	811	893	—	3,068
YAS Co., Ltd.		—	648	6,970	—	222

	￦	46,530	1,082,393	127,281	137,156	16,737

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	1,636,345	43,408	213,765	—	30,904

19.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2014
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	94,651	—	—	—	—
LG Electronics Vietnam Co., Ltd.		35,663	—	—	—	2
LG Electronics Thailand Co., Ltd.		45,229	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		288,161	—	—	—	1,016
LG Electronics RUS, LLC		370,311	—	—	—	—
LG Electronics do Brasil Ltda.		289,049	—	—	—	313
LG Electronics (Kunshan) Computer Co., Ltd.		10,518	—	—	—	—
Hi Business Logistics Co., Ltd.		31	—	—	—	21,848
LG Innotek Co., Ltd.		2,247	400,310	—	—	10,566
LG Hitachi Water Solutions Co., Ltd.		—	—	24,382	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		120,801	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		72,339	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		150,007	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		364,896	—	—	—	—
LG Electronics Shenyang Inc.		124,158	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		18,389	—	—	—	—
LG Electronics Reynosa, S.A. DE C.V.		732,275	—	—	—	697
LG Electronics Wroclaw Sp. z o.o.		512,316	—	—	—	45
HiEntech Co., Ltd.		—	—	—	—	18,000
Others		1,662	806	—	—	6,978

	￦	3,232,703	401,116	24,382	—	59,465

	￦	5,075,493	1,526,917	365,428	239,528	107,106

19.	Related Parties, Continued

(In millions of won)	For the three-month period ended September 30, 2013
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	142,512	—	—	51,332	—

Associates and their subsidiaries
New Optics Ltd.	￦	—	10,266	—	2,403	427
LIG ADP Co., Ltd.		—	135	3,504	—	1,800
TLI Inc.		—	14,367	—	—	367
AVACO Co., Ltd.		—	192	18,263	—	959
AVATEC Co., Ltd.		—	—	—	18,564	243
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	46
Paju Electric Glass Co., Ltd.		—	179,598	—	—	1,386
Shinbo Electric Co., Ltd.		112	184,224	—	21,199	—
Narenanotech Corporation		—	714	816	—	92
Glonix Co., Ltd		—	1,793	—	—	236
ADP System Co., Ltd.		—	230	372	—	141
LB Gemini New Growth Fund No. 16		880	—	—	—	—
YAS Co., Ltd.		—	9	39,021	—	10

	￦	992	391,528	61,976	42,166	5,707

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	510,791	6,121	91,724	—	9,649

19.	Related Parties, Continued

(In millions of won)	For the three-month period ended September 30, 2013
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	35,291	—	—	—	—
LG Electronics Vietnam Co., Ltd.		8,634	—	—	—	—
LG Electronics Thailand Co., Ltd.		12,893	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		116,895	—	—	—	—
LG Electronics RUS, LLC		150,738	—	—	—	—
LG Electronics do Brasil Ltda.		83,732	—	—	—	—
Hi Business Logistics Co., Ltd.		11	—	—	—	8,149
LG Innotek Co., Ltd.		1,942	128,909	—	—	2,950
LG Hitachi Water Solutions Co., Ltd.		—	—	9,395	—	—
Qingdao LG Inspur Digital Communications Co., Ltd.		4,109	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		9,070	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		81,409	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		65,000	—	—	—	—
LG Electronics Shenyang Inc.		38,068	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		5,141	—	—	—	—
LG Electronics Reynosa, S.A. DE C.V.		200,053	—	—	—	—
LG Electronics Wroclaw Sp. z o.o.		179,297	—	—	—	44
LG Innotek (Guangzhou) Co., Ltd.		—	1,056	—	—	159
LG Innotek Poland Sp z o.o.		—	1,399	—	—	—
Others		—	507	—	—	1,751

	￦	992,283	131,871	9,395	—	13,053

	￦	1,646,578	529,520	163,095	93,498	28,409

19.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2013
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	393,029	—	—	145,893	—

Associates and their subsidiaries
New Optics Ltd.	￦	—	70,874	—	4,997	971
LIG ADP Co., Ltd.		—	408	7,502	—	3,102
TLI Inc.		—	44,894	—	—	660
AVACO Co., Ltd.		—	504	32,020	—	3,217
AVATEC Co., Ltd.		292	—	—	38,248	753
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	229
Paju Electric Glass Co., Ltd.		—	574,458	—	—	3,260
Shinbo Electric Co., Ltd.		4,409	578,815	—	36,325	25
Narenanotech Corporation		300	1,220	6,013	—	521
Glonix Co., Ltd		—	3,584	—	—	724
ADP System Co., Ltd.		—	675	862	—	322
LB Gemini New Growth Fund No. 16		880	—	—	—	—
YAS Co., Ltd.		—	1,932	66,924	—	826

	￦	5,881	1,277,364	113,321	79,570	14,610

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	1,550,164	33,067	181,762	—	26,429

19.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2013
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	93,902	—	—	—	—
LG Electronics Vietnam Co., Ltd.		30,683	—	—	—	—
LG Electronics Thailand Co., Ltd.		57,964	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		313,913	—	—	—	—
LG Electronics RUS, LLC		434,948	—	—	—	—
LG Electronics do Brasil Ltda.		247,734	—	—	—	—
Hi Business Logistics Co., Ltd.		31	—	—	—	22,398
LG Innotek Co., Ltd.		5,021	348,874	—	—	3,458
LG Hitachi Water Solutions Co., Ltd.		—	—	28,396	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		7,787	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		44,814	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		261,714	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		284,483	—	—	—	—
LG Electronics Shenyang Inc.		131,312	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		29,181	—	—	—	—
LG Electronics Reynosa, S.A. DE C.V.		655,727	—	—	—	192
LG Electronics Wroclaw Sp. z o.o.		666,986	—	—	—	98
LG Innotek (Guangzhou) Co., Ltd.		—	5,872	—	—	159
LG Innotek Poland Sp z o.o.		—	5,359	—	—	208
Others		—	2,221	—	—	6,415

	￦	3,266,200	362,326	28,396	—	32,928

	￦	5,215,274	1,672,757	323,479	225,463	73,967

Related parties’ transaction amounts for the three-month and nine-month periods ended September 30, 2013 were represented to conform to the classification for the three-month and nine-month periods ended September 30, 2014.

19.	Related Parties, Continued

(d)	Trade accounts and notes receivable and payable as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	September 30, 2014		December 31, 2013	September 30, 2014	December 31, 2013
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	28,637	66,855	31,151	104,119

Associates
New Optics Ltd.	￦	—	—	12,117	8,998
LIG ADP Co., Ltd.		—	—	1,906	1,649
TLI Inc.		—	—	15,303	10,418
AVACO Co., Ltd.		—	—	18,074	15,390
AVATEC Co., Ltd.		—	—	12,550	10,041
AVATEC Electronics Yantai Co., Ltd.		—	—	937	1,122
Paju Electric Glass Co., Ltd.		—	—	83,380	108,379
Shinbo Electric Co., Ltd.		26,679	4,562	186,039	165,823
Narenanotech Corporation		—	—	1,915	1,766
Glonix Co., Ltd.		—	—	1,470	1,987
ADP System Co., Ltd.		—	—	2,482	1,410
YAS Co., Ltd.		—	—	3,252	17,156

	￦	26,679	4,562	339,425	344,139

19.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	September 30, 2014		December 31, 2013	September 30, 2014	December 31, 2013
Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	391,483	278,165	112,160	74,085

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	23,254	7,414	—	—
LG Electronics Vietnam Co., Ltd.		7,626	8,827	—	—
LG Electronics Thailand Co., Ltd.		—	10,141	—	—
LG Electronics RUS, LLC		57,055	91,018	—	—
LG Innotek Co., Ltd.		3	3	125,231	84,727
Qingdao LG Inspur Digital Communication Co., Ltd.		52,470	24,671	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		22,648	15,824	—	—
LG Electronics Mexicali, S.A. DE C.V.		11,508	1,649	—	—
LG Electronics Mlawa Sp. z o.o.		83,448	55,908	—	—
LG Electronics Nanjing Display Co., Ltd.		67,301	79,978	231	216
LG Electronics Shenyang Inc.		56,112	25,578	—	—
LG Electronics Taiwan Taipei Co., Ltd.		—	3,334	—	—
LG Electronics Reynosa, S.A. DE C.V.		—	5,027	—	—
LG Electronics Wroclaw Sp. z o.o.		50,748	11,736	—	—
LG Electronics do Brasil Ltda.		49,811	1,750	114	—
LG Hitachi Water Solutions Co., Ltd.		—	—	9,228	1,867
HiEntech Co., Ltd.		—	—	5,630	—
Others		96,703	104	4,853	5,717

	￦	578,687	342,962	145,287	92,527

	￦	1,025,486	692,544	628,023	614,870

20.	Geographic and Other Information

The following is a summary of sales by region based on the location of the customers for the three-month and nine-month periods ended September 30, 2014 and 2013.

(a) Revenue by geography

(In millions of won)
	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
Region	2014		2013	2014	2013
Domestic	￦	675,020	706,177	1,985,445	2,102,989
Foreign
China		3,758,577	3,675,881	10,081,367	10,797,325
Asia (excluding China)		795,842	767,649	2,394,541	2,221,099
United States		582,270	599,161	1,553,349	2,059,599
Europe		735,144	829,867	2,098,889	2,773,011

Sub total	￦	5,871,833	5,872,558	16,128,146	17,851,034

	￦	6,546,853	6,578,735	18,113,591	19,954,023

Sales to Company A and Company B constituted 29% and 22% of total revenue, respectively, for the nine-month period ended September 30, 2014 (the nine-month period ended September 30, 2013: 27% and 21%). The Group’s top ten end-brand customers together accounted for 77% of sales for the nine-month period ended September 30, 2014 (the nine-month period ended September 30, 2013: 76%).

(b) Non-current assets by geography

(In millions of won)
Region	September 30, 2014			December 31, 2013
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	￦	9,153,379	518,530	10,293,502	461,635
Foreign
China		2,490,590	17,747	1,367,276	5,440
Others		123,485	8,085	147,556	1,110

Sub total		2,614,075	25,832	1,514,832	6,550

	￦	11,767,454	544,362	11,808,334	468,185

20.	Geographic and Other Information, Continued

(c)	Revenue by product

(In millions of won)
	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
Product	2014		2013	2014	2013
Panels for:
TFT-LCD televisions	￦	2,700,168	2,911,337	7,482,622	9,176,470
Desktop monitors		1,128,032	1,290,760	3,499,979	4,057,037
Tablet products		777,148	674,745	1,901,032	2,136,433
Notebook computers		636,431	727,780	2,015,482	2,071,745
Mobile and others		1,305,074	974,113	3,214,476	2,512,338

	￦	6,546,853	6,578,735	18,113,591	19,954,023

Revenue by product for the three-month and nine-month periods ended September 30, 2013 was reclassified to conform to the classification for the three-month and nine-month periods ended September 30, 2014.

21.	Income Taxes

(a)	Details of income tax expense for the three-month and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2014		2013	2014	2013
Current tax expense	￦	56,882	70,726	92,792	122,556
Deferred tax expense		21,007	92,385	132,532	134,897

Income tax expense	￦	77,889	163,111	225,324	257,453

21.	Income Taxes, Continued

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Group’s estimated future taxable income.

Deferred tax assets and liabilities as of September 30, 2014 and December 31, 2013 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	September 30, 2014		December 31, 2013	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
Other accounts receivable, net	￦	—	—	(2,994)	(2,476)	(2,994)	(2,476)
Inventories, net		34,413	18,866	—	—	34,413	18,866
Available-for-sale financial assets		—	98	—	—	—	98
Defined benefit liabilities, net		87,467	72,709	—	—	87,467	72,709
Investments in equity accounted investees and subsidiaries		11,422	2,972	—	—	11,422	2,972
Accrued expenses		82,592	83,571	—	—	82,592	83,571
Property, plant and equipment		216,479	189,422	—	—	216,479	189,422
Intangible assets		—	—	(634)	(1,207)	(634)	(1,207)
Provisions		11,106	11,460	—	—	11,106	11,460
Gain or loss on foreign currency translation, net		166	282	(1)	(957)	165	(675)
Others		15,876	13,473	(209)	(171)	15,667	13,302
Tax losses carryforwards		—	110,550	—	—	—	110,550
Tax credit carryforwards		449,419	538,289	—	—	449,419	538,289

Deferred tax assets (liabilities)	￦	908,940	1,041,692	(3,838)	(4,811)	905,102	1,036,881

Statutory tax rate applicable to the Controlling Company is 24.2% for the nine-month period ended September 30, 2014.

Income tax expense for the nine-month period ended September 30, 2014 includes the effects of the increase in the minimum tax rate from 16% to 17% when measuring the amount of tax credit related deferred tax assets, and the effects of municipal corporate income tax rule amendments on certain deferred tax assets, both of which became effective January 1, 2014.

22.	Earnings Per Share

(a)	Basic earnings per share for the three-month and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In won and number of shares)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2014		2013	2014	2013
Profit attributable to owners of the Controlling Company	￦	349,802,977,582	244,996,534,865	528,179,580,021	354,576,160,420
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings per share	￦	978	685	1,476	991

There were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share from January 1, 2013 to September 30, 2014.

(b)	Diluted earnings per share are not calculated since there was no potential common stock for the three-month and nine-month periods ended September 30, 2014 and 2013.

23.	Subsequent event

The Controlling Company issued the following public debentures after September 30, 2014:

(In millions of won)
Issue date	Maturity date	Interest rate	Face amount
October 2, 2014	October 2, 2017	2.40%	￦	100,000
October 2, 2014	October 2, 2019	2.62%		200,000

			￦	300,000

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2014 and 2013

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of LG Display Co., Ltd. (the “Company”) which comprise the condensed separate interim statement of financial position as of September 30, 2014, the condensed separate interim statements of comprehensive income for each of the three-month and nine-month periods ended September 30, 2014 and 2013, and statements of changes in equity and cash flows for the nine-month periods ended September 30, 2014 and 2013, and notes to the condensed separate interim financial statements.

Management’s Responsibility for the Condensed Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial statements consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Emphasis of Matter

As discussed in note 17 to the condensed separate interim financial statements, the Company has been or is named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Company estimated and recognized losses related to these alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Company.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

We audited the separate statement of financial position as of December 31, 2013, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with auditing standards generally accepted in the Republic of Korea, and our report thereon, dated February 19, 2014, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2013, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

November 3, 2014

This report is effective as of November 3, 2014, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Financial Position

(Unaudited)

As of September 30, 2014 and December 31, 2013

(In millions of won)	Note	September 30, 2014		December 31, 2013
Assets
Cash and cash equivalents	9	￦	432,429	253,059
Deposits in banks	9		1,475,609	1,301,176
Trade accounts and notes receivable, net	9, 16, 19		3,356,289	3,543,193
Other accounts receivable, net	9		82,605	59,806
Other current financial assets	9		147	—
Inventories	5		2,021,237	1,586,642
Prepaid income taxes			—	3,665
Other current assets			202,810	129,826

Total current assets			7,571,126	6,877,367
Deposits in banks	9		8,427	13
Investments	6		2,145,479	1,820,806
Other non-current financial assets	9		28,042	40,892
Property, plant and equipment, net	7		9,154,005	10,294,740
Intangible assets, net	8		518,522	461,620
Deferred tax assets	20		786,054	936,000
Other non-current assets			245,858	213,155

Total non-current assets			12,886,387	13,767,226

Total assets		￦	20,457,513	20,644,593

Liabilities
Trade accounts and notes payable	9, 19	￦	3,859,792	3,482,120
Current financial liabilities	9, 10		1,246,896	886,852
Other accounts payable	9, 19		1,011,752	1,050,586
Accrued expenses			519,785	476,040
Income tax payable			13,935	—
Provisions	17		169,632	199,737
Advances received	16		568,086	627,997
Other current liabilities			51,969	30,843

Total current liabilities			7,441,847	6,754,175
Non-current financial liabilities	9, 10		2,567,787	2,994,837
Non-current provisions			4,889	5,005
Defined benefit liabilities, net	14		369,998	318,696
Long-term advances received	16		—	427,397
Other non-current liabilities			25,528	382,058

Total non-current liabilities			2,968,202	4,127,993

Total liabilities			10,410,049	10,882,168

Equity
Share capital	18		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	18		—	(305)
Retained earnings			6,007,272	5,722,538

Total equity			10,047,464	9,762,425

Total liabilities and equity		￦	20,457,513	20,644,593

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income

(Unaudited)

For the three-month and nine-month periods ended September 30, 2014 and 2013

(In millions of won, except earnings per share)	Note	For the three-month period ended September 30			For the nine-month period ended September 30
		2014		2013	2014		2013
Revenue	19	￦	6,265,601	6,301,509		17,412,538	19,140,049
Cost of sales	5, 19		(5,401,589)	(5,579,263)		(15,523,907)	(17,018,882)

Gross profit			864,012	722,246		1,888,631	2,121,167
Selling expenses	12		(103,003)	(126,038)		(296,251)	(379,170)
Administrative expenses	12		(101,382)	(103,065)		(289,936)	(305,198)
Research and development expenses			(305,953)	(279,095)		(854,194)	(811,455)

Operating profit			353,674	214,048		448,250	625,344

Finance income	15		10,278	74,216		38,448	51,120
Finance costs	15		(53,609)	(68,696)		(112,439)	(201,833)
Other non-operating income	13		144,569	277,905		570,653	687,537
Other non-operating expenses	13		(148,319)	(261,886)		(499,482)	(866,398)

Profit before income tax			306,593	235,587		445,430	295,770
Income tax expense	20		(52,992)	(116,683)		(157,717)	(172,209)

Profit for the period			253,601	118,904		287,713	123,561

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	14		(357)	(82)		(3,930)	145
Related income tax			86	20		951	(35)

			(271)	(62)		(2,979)	110
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	15		—	823		402	564
Related income tax			—	(199)		(97)	(136)

			—	624		305	428
Other comprehensive income (loss) for the period, net of income tax			(271)	562		(2,674)	538

Total comprehensive income for the period		￦	253,330	119,466	￦	285,039	124,099

Earnings per share (In won)
Basic earnings per share	21	￦	709	332	￦	804	345

Diluted earnings per share	21	￦	709	332	￦	804	345

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

(Unaudited)

For the nine-month periods ended September 30, 2014 and 2013

	Share		Share	Fair value	Retained	Total
(In millions of won)	capital		premium	reserve	earnings	equity
Balances at January 1, 2013	￦	1,789,079	2,251,113	(893)	5,621,821	9,661,120

Total comprehensive income (loss) for the period
Profit for the period		—	—	—	123,561	123,561
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	428	—	428
Remeasurements of net defined benefit liabilities, net of tax		—	—	—	110	110

Total other comprehensive income		—	—	428	110	538

Total comprehensive income for the period	￦	—	—	428	123,671	124,099

Transaction with owners, recognized directly in equity		—	—	—	—	—

Balances at September 30, 2013	￦	1,789,079	2,251,113	(465)	5,745,492	9,785,219

Balances at January 1, 2014	￦	1,789,079	2,251,113	(305)	5,722,538	9,762,425

Total comprehensive income for the period
Profit for the period		—	—	—	287,713	287,713
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	305	—	305
Remeasurements of net defined benefit liabilities, net of tax		—	—	—	(2,979)	(2,979)

Total other comprehensive income (loss)		—	—	305	(2,979)	(2,674)

Total comprehensive income for the period	￦	—	—	305	284,734	285,039

Transaction with owners, recognized directly in equity		—	—	—	—	—

Balances at September 30, 2014	￦	1,789,079	2,251,113	—	6,007,272	10,047,464

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the nine-month periods ended September 30, 2014 and 2013

(In millions of won)	Note	2014		2013
Cash flows from operating activities:
Profit for the period		￦	287,713	123,561
Adjustments for:
Income tax expense	20		157,717	172,209
Depreciation	11		2,169,616	2,611,620
Amortization of intangible assets	11		181,530	180,512
Gain on foreign currency translation			(69,755)	(116,539)
Loss on foreign currency translation			83,406	134,359
Expenses related to defined benefit plans	14		152,544	117,808
Gain on disposal of property, plant and equipment			(17,119)	(5,581)
Loss on disposal of property, plant and equipment			1,183	191
Loss on disposal of intangible assets			—	168
Impairment loss on intangible assets			662	1,478
Reversal of impairment loss on intangible assets			—	(296)
Finance income			(34,203)	(38,560)
Finance costs			97,543	140,720
Other income			(10,260)	(3,556)
Other expenses			99,585	275,987

			2,812,449	3,470,520
Change in trade accounts and notes receivable			(224,859)	(56,891)
Change in other accounts receivable			(343)	37,217
Change in other current assets			(50,440)	(20,471)
Change in inventories			(434,595)	(33,263)
Change in other non-current assets			(70,312)	(60,124)
Change in trade accounts and notes payable			305,813	(698,941)
Change in other accounts payable			(476,032)	(215,141)
Change in accrued expenses			86,584	155,438
Change in other current liabilities			(2,458)	(10,133)
Change in other non-current liabilities			17,806	—
Change in provisions			(76,926)	(235,357)
Change in defined benefit liabilities, net			(105,170)	(2,435)

			(1,030,932)	(1,140,101)

Cash generated from operating activities			2,069,230	2,453,980
Income taxes refund			10,682	(36,221)
Interests received			22,932	23,920
Interests paid			(126,278)	(130,036)

Net cash provided by operating activities		￦	1,976,566	2,311,643

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

(Unaudited)

For the nine-month periods ended September 30, 2014 and 2013

(In millions of won)	Note	2014		2013
Cash flows from investing activities:
Dividends received		￦	727	14,582
Proceeds from withdrawal of deposits in banks			1,299,676	1,254,206
Increase in deposits in banks			(1,474,109)	(1,505,284)
Acquisition of investments			(338,649)	(253,359)
Proceeds from disposal of investments			8,568	9,978
Acquisition of property, plant and equipment			(1,042,440)	(2,215,149)
Proceeds from disposal of property, plant and equipment			55,848	16,761
Acquisition of intangible assets			(235,557)	(139,740)
Proceeds from disposal of intangible assets			—	1,902
Government grants received			2,006	1,744
Proceeds from disposal of other financial assets			28	—
Acquisition of other non-current financial assets			(12,625)	(4,844)
Proceeds from disposal of other non-current financial assets			15,335	39,171

Net cash used in investing activities		￦	(1,721,192)	(2,780,032)

Cash flows from financing activities:
Proceeds from short-term borrowings			419,941	1,123,130
Repayments of short-term borrowings			—	(1,123,130)
Proceeds from issuance of debentures			298,783	288,820
Proceeds from long-term debt			96,883	162,405
Repayments of long-term debt			(503,618)	—
Repayments of current portion of long-term debt and debentures			(387,993)	(894,181)

Net cash used in financing activities		￦	(76,004)	(442,956)

Net increase (decrease) in cash and cash equivalents			179,370	(911,345)
Cash and cash equivalents at January 1			253,059	1,400,566

Cash and cash equivalents at September 30		￦	432,429	489,221

See accompanying notes to the condensed separate interim financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Company. The main business of the Company is to manufacture and sell TFT-LCD panels. The Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, in February 2008, the Company changed its name to LG Display Co., Ltd. considering the decrease of Philips’s share interest in the Company and the possibility of its business expansion to other display products including Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of September 30, 2014, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Company’s common stock.

As of September 30, 2014, the Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and a Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Company has overseas subsidiaries located in North America, Europe and Asia.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of September 30, 2014, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of September 30, 2014, there are 22,983,302 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the financial statements of the Company as of and for the year ended December 31, 2013.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venturer in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The condensed separate interim financial statements were authorized for issuance by the Board of Directors on October 21, 2014.

(b)	Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	available-for-sale financial assets are measured at fair value, and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its financial statements as of and for the year ended December 31, 2013.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the financial statements as of and for the year ended December 31, 2013, except for the application of K-IFRS No. 1034, Interim Financial Reporting, and the amended accounting standards explained below:

(a)	Changes to the Significant Accounting Policies

Amendment to K-IFRS No. 1032, Financial Instruments: Presentation

The Company has applied the amendment to K-IFRS No. 1032, Financial Instruments: Presentation, effective January 1, 2014. The amendment improves application guidance of K-IFRS No.1032, Financial Instruments: Presentation, to clarify criterion of offsetting financial assets and financial liabilities. There is no impact of applying this amendment on the condensed separate interim financial statements for the nine-month period ended September 30, 2014.

Amendment to K-IFRS No. 1036, Impairment of Assets

The Company has applied the amendment to K-IFRS No. 1036, Impairment of Assets, effective January 1, 2014. The amendment improves disclosure guidance of the recoverable amount of cash-generating units to which goodwill or indefinite-lived intangible assets have been allocated. Under the amendments, the recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. Furthermore, for consistency purposes, the amendment expands certain disclosure requirements when the recoverable amount of the asset is its fair value less costs of disposal. There is no significant impact of applying this amendment on the condensed separate interim financial statements for the nine-month period ended September 30, 2014.

K-IFRS No. 2121, Levies

The Company has applied the interpretation to K-IFRS No. 2121, Levies, effective January 1, 2014. The interpretation defines that an obligating event that gives rise to the recognition of a liability to pay a levy is the activity that triggers the payment of the levy, as identified by the legislation. The interpretation clarifies that a levy is not recognized until the obligating event specified in the legislation occurs, even if there is no realistic opportunity to avoid the obligation. There is no significant impact of applying this interpretation on the condensed separate interim financial statements for the nine-month period ended September 30, 2014.

4.	Financial Risk Management

The objectives and policies on financial risk management followed by the Company are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2013.

5.	Inventories

Inventories as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)	September 30, 2014		December 31, 2013
Finished goods	￦	558,529	487,990
Work-in-process		699,958	570,008
Raw materials		455,672	240,439
Supplies		307,078	288,205

	￦	2,021,237	1,586,642

For the nine-month periods ended September 30, 2014 and 2013, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales is as follows:

(In millions of won)	2014		2013
Inventories recognized as cost of sales	￦	15,523,907	17,018,882
Including: inventory write-downs		237,483	152,089
Including: reversal and usage of inventory write-downs		(189,312)	(118,903)

6.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			September 30, 2014			December 31, 2013
Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book Value
LG Display America, Inc. (*1)	San Jose, U.S.A.	Sell TFT-LCD products	100%	￦	36,815	100%	￦	—
LG Display Germany GmbH	Ratingen, Germany	Sell TFT-LCD products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell TFT-LCD products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell TFT-LCD products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture and sell TFT-LCD products	100%		561,635	100%		561,635
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell TFT-LCD products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o.	Wroclaw, Poland	Manufacture and sell TFT-LCD products	80%		157,864	80%		157,864
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture and sell TFT-LCD products	100%		174,157	100%		174,157
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell TFT-LCD products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell TFT-LCD products	100%		1,250	100%		1,250
L&T Display Technology (Xiamen) Limited	Xiamen, China	Manufacture LCD module and LCD TV sets	51%		—	51%		—
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd. (*2)	Yantai, China	Manufacture and sell TFT-LCD products	100%		159,769	100%		88,488
LUCOM Display Technology (Kunshan) Limited (*3)	Kunshan, China	Manufacture notebook borderless hinge-up	—		—	51%		8,594
LG Display U.S.A., Inc.	McAllen, U.S.A.	Manufacture and sell TFT-LCD products	100%		12,353	100%		12,353
LG Display Reynosa S.A.de C.V.	Reynosa, Mexico	Manufacture TFT-LCD products	1%		92	1%		92
Nanumnuri Co., Ltd.	Gumi, South Korea	Janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd. (*4)	Guangzhou, China	Manufacture and sell TFT-LCD products	56%		588,468	64%		367,728
Unified Innovative Technology, LLC (*5)	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	—		—

				￦	1,795,664		￦	1,465,933

6.	Investments, Continued

(*1)	In June 2014, the Company invested ￦36,815 million in cash for the capital increase of LG Display America, Inc. (“LGDUS”). There was no change in the Company’s ownership percentage in LGDUS as a result of this additional investment.
(*2)	In June 2014, the Company invested ￦71,281 million in cash for the capital increase of LG Display Yantai Co., Ltd. (“LGDYT”). There was no change in the Company’s ownership percentage in LGDYT as a result of this additional investment.
(*3)	In June 2014, the Company disposed of the entire investments in LUCOM Display Technology (Kunshan) Limited at ￦3,383 million and recognized ￦5,211 million for the difference between the disposal amount and the carrying amount as finance cost.
(*4)	In May 2014, the Company invested ￦220,740 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”). In addition, in January, April and September 2014, LG Display Guangzhou Co., Ltd. (“LGDGZ”), a subsidiary of the Company, invested an aggregate of ￦105,297 million in cash for the capital increase of LGDCA. In 2014, the Company’s ownership percentage in LGDCA decreased from 64% to 56% and LGDGZ’s ownership percentage in LGDCA increased from 6% to 14%.
(*5)	In March 2014, the Company established Unified Innovative Technology, LLC (“UNIT”), a wholly owned subsidiary of the Company, for the management of intellectual property, with an investment of ￦4,283 million. In April 2014, the Company invested ￦5,206 million in cash for the capital increase of UNIT.

6.	Investments, Continued

(b)	Investments in joint ventures and associates consist of the following:

(In millions of won)
			September 30, 2014			December 31, 2013
Associates and Joint Ventures	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book value
Suzhou Raken Technology Co., Ltd.	Suzhou, China	Manufacture LCD module and LCD TV sets	51%	￦	120,184	51%	￦	120,184
Global OLED Technology, LLC	Herndon, U.S.A.	Manage and license OLED patents	33%		53,282	33%		53,282
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture electric glass for FPDs	40%		45,089	40%		45,089
TLI Inc.	Seongnam, South Korea	Manufacture and sell semiconductor parts for FPDs	10%		6,961	10%		6,961
AVACO Co., Ltd.	Daegu, South Korea	Manufacture and sell equipment for FPDs	16%		6,021	16%		6,021
New Optics Ltd.	Yangju, South Korea	Manufacture back light parts for TFT-LCDs	46%		14,221	46%		14,221
LIG ADP Co., Ltd.	Seongnam, South Korea	Develop and manufacture manufacturing process equipment for FPDs	13%		6,330	13%		6,330
WooRee E&L Co., Ltd	Ansan, South Korea	Manufacture LED lighting unit packages	21%		11,900	21%		11,900
LB Gemini New Growth Fund No.16 (*1)	Seoul, South Korea	Invest in small and middle sized companies and benefit from M&A opportunities	31%		17,711	31%		20,939
Can Yang Investments Limited	Hong Kong	Develop, manufacture and sell LED parts	9%		17,516	9%		17,516
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	19%		10,000	19%		10,000
Eralite Optoelectronics (Jiangsu) Co., Ltd. (*2)	Suzhou, China	Manufacture LED Packages	—		—	20%		1,830
Narenanotech Corporation	Yongin, South Korea	Manufacture and sell FPD manufacturing equipment	23%		30,000	23%		30,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell glass for FPDs	16%		10,600	16%		10,600
Glonix Co., Ltd.	Gimhae, South Korea	Manufacture and sell LCD	20%		—	20%		—

				￦	349,815		￦	354,873

(*1)	The Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In January, March and September 2014, the Company received ￦1,035 million, ￦921 million and ￦1,596 million, respectively, from the Fund as a capital distribution and made an additional cash investment of ￦324 million in the Fund in March 2014. There was no change in the Company’s ownership percentage in the Fund and the Company is committed to making future investments of up to an aggregate of ￦30,000 million.
(*2)	In March 2014, the Company disposed of the entire investments in Eralite Optoelectronics (Jiangsu) Co., Ltd., acquired for manufacturing LED Package, for ￦1,633 million and recognized ￦197 million for the difference between the disposal amount and the carrying amount as finance cost.

7.	Property, Plant and Equipment

For the nine-month periods ended September 30, 2014 and 2013, the Company purchased property, plant and equipment of ￦1,081,868 million and ￦1,405,083 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ￦18,124 million and 3.75%, and ￦12,528 million and 4.68% for the nine-month periods ended September 30, 2014 and 2013, respectively. Also, for the nine-month periods ended September 30, 2014 and 2013, the Company disposed of property, plant and equipment with carrying amounts of ￦50,980 million and ￦11,371 million, respectively, and recognized ￦17,119 million and ￦1,183 million, respectively, as gain and loss on disposal of property, plant and equipment for the nine-month period ended September 30, 2014 (gain and loss for the nine-month period ended on September 30, 2013: ￦5,581 million and ￦191 million, respectively).

8.	Intangible Assets

The Company capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products that are ultimately selected for production. The carrying amounts of capitalized development costs as of September 30, 2014 and December 31, 2013, are ￦238,256 million and ￦163,243 million, respectively.

9.	Financial Instruments

(a)	Credit risk

(i) Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of September 30, 2014 and December 31, 2013 is as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Cash and cash equivalents	￦	432,429	253,059
Deposits in banks (*)		1,484,036	1,301,189
Trade accounts and notes receivable, net		3,356,289	3,543,193
Other accounts receivable, net		82,605	59,806
Available-for-sale financial assets		2,920	2,838
Deposits		13,113	15,282
Other non-current financial assets		6,111	8,818

	￦	5,377,503	5,184,185

(*)	As of September 30, 2014, the amount of deposits in banks restricted in use is ￦84,036 million (as of December 31, 2013: ￦70,013 million).

In addition to the financial assets above, as of September 30, 2014 and December 31, 2013, the Company provides payment guarantees of ￦141,831 million and ￦7,387 million, respectively, for its subsidiaries.

The maximum exposure to credit risk for trade accounts and notes receivable as of September 30, 2014 and December 31, 2013 by geographic region is as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Domestic	￦	411,900	264,703
Euro-zone countries		312,285	286,445
Japan		171,479	116,994
United States		1,129,988	1,236,652
China		700,536	987,746
Taiwan		421,062	422,461
Others		209,039	228,192

	￦	3,356,289	3,543,193

9.	Financial Instruments, Continued

(ii) Impairment loss

The aging of trade accounts and notes receivable as of September 30, 2014 and December 31, 2013 is as follows:

(In millions of won)	September 30, 2014			December 31, 2013
	Book value		Impairment loss	Book value	Impairment loss
Not past due	￦	3,352,336	(40)	3,551,096	(9,890)
Past due 1-15 days		34	—	1,650	(4)
Past due 16-30 days		389	—	112	(1)
Past due 31-60 days		28	—	53	(1)
Past due more than 60 days		13,117	(9,575)	180	(2)

	￦	3,365,904	(9,615)	3,553,091	(9,898)

The movement in the allowance for impairment in respect of receivables during the nine-month period ended September 30, 2014 and the year ended December 31, 2013 are as follows:

(In millions of won)
	2014		2013
Balance at the beginning of the period	￦	9,898	243
(Reversal of) bad debt expense		(283)	9,655

Balance at the reporting date	￦	9,615	9,898

9.	Financial Instruments, Continued

(b)	Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of September 30, 2014.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Unsecured bank loans	￦	1,179,470	1,197,590	622,148	95,341	164,826	314,489	786
Unsecured bond Issues		2,635,213	2,833,377	390,272	243,188	1,179,820	1,020,097	—
Trade accounts and notes payables		3,859,792	3,859,792	3,859,792	—	—	—	—
Other accounts payable		997,153	997,240	974,881	22,359	—	—	—
Other non-current liabilities		13,797	15,034	—	—	5,320	9,714	—
Payment guarantee		—	147,893	1,100	1,106	2,212	143,475	—

	￦	8,685,425	9,050,926	5,848,193	361,994	1,352,178	1,487,775	786

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

9.	Financial Instruments, Continued

(c)	Currency risk

(i) Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of September 30, 2014 and December 31, 2013 is as follows:

(In millions)	September 30, 2014
	USD	JPY	CNY	PLN	EUR	BRL
Cash and cash equivalents	124	551	—	—	—	—
Trade accounts and notes receivable	2,819	7,071	—	—	16	—
Other accounts receivable	9	12	—	1	—	—
Long-term other accounts receivable	6	—	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—	—
Trade accounts and notes payable	(2,612)	(22,065)	—	—	—	—
Other accounts payable	(79)	(1,436)	(325)	(19)	—	(34)
Debt	(1,115)	—	—	—	—	—

Net exposure	(848)	(15,816)	(325)	(18)	16	(34)

(In millions)	December 31, 2013
	USD	JPY	PLN	EUR
Cash and cash equivalents	199	1,927	1	4
Deposits in banks	—	—	—	20
Trade accounts and notes receivable	3,091	6,390	—	19
Other accounts receivable	7	—	—	—
Long-term other accounts receivable	8	—	—	—
Other assets denominated in foreign currencies	—	51	—	—
Trade accounts and notes payable	(2,703)	(24,532)	—	—
Other accounts payable	(153)	(3,210)	—	(6)
Debt	(700)	—	—	—

Net exposure	(251)	(19,374)	1	37

9.	Financial Instruments, Continued

Average exchange rates applied for the nine-month periods ended September 30, 2014 and 2013 and the exchange rates at September 30, 2014 and December 31, 2013 are as follows:

(In won)	Average rate			Reporting date spot rate
	2014		2013	September 30, 2014		December 31, 2013
USD	￦	1,041.36	1,105.68	￦	1,050.60	1,055.30
JPY		10.11	11.45		9.60	10.05
CNY		168.93	179.29		170.02	174.09
PLN		338.29	346.65		318.93	351.11
EUR		1,412.26	1,455.87		1,333.32	1,456.26
BRL		455.31	523.46		429.40	446.75

(ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in foreign currency as of September 30, 2014 and December 31, 2013, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	September 30, 2014			December 31, 2013
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	￦	(34,283)	(34,283)	(10,039)	(10,039)
JPY (5 percent weakening)		(5,756)	(5,756)	(7,377)	(7,377)
CNY (5 percent weakening)		(2,094)	(2,094)	—	—
PLN (5 percent weakening)		(218)	(218)	13	13
EUR (5 percent weakening)		809	809	2,042	2,042
BRL (5 percent weakening)		(553)	(553)	—	—

A stronger won against the above currencies as of September 30, 2014 and December 31, 2013 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

9.	Financial Instruments, Continued

(d)	Interest rate risk

(i) Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of September 30, 2014 and December 31, 2013 is as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Fixed rate instruments
Financial assets	￦	1,919,372	1,557,073
Financial liabilities		(2,639,238)	(3,135,500)

	￦	(719,866)	(1,578,427)

Variable rate instruments
Financial liabilities	￦	(1,175,445)	(746,189)

(ii) Equity and profit or loss sensitivity analysis for variable rate instruments

As of September 30, 2014 and December 31, 2013, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
September 30, 2014
Variable rate instruments	￦	(5,727)	5,727	(5,727)	5,727
December 31, 2013
Variable rate instruments	￦	(5,656)	5,656	(5,656)	5,656

9.	Financial Instruments, Continued

(e)	Fair values

(i) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed separate interim statements of financial position, are as follows:

(In millions of won)	September 30, 2014			December 31, 2013
	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets (*)	￦	2,920	2,920	14,119	14,119
Assets carried at amortized cost
Cash and cash equivalents	￦	432,429	432,429	253,059	253,059
Deposits in banks		1,484,036	1,484,036	1,301,189	1,301,189
Trade accounts and notes receivable		3,356,289	3,356,289	3,543,193	3,543,193
Other accounts receivable		82,605	82,605	59,806	59,806
Deposits		13,113	13,113	15,282	15,282
Other non-current financial assets		6,111	6,111	8,818	8,818

	￦	5,374,583	5,374,583	5,181,347	5,181,347

Liabilities carried at amortized cost
Secured bank loans	￦	—	—	26,383	26,383
Unsecured bank loans		1,179,470	1,179,486	1,220,891	1,245,426
Unsecured bond issues		2,635,213	2,710,525	2,634,415	2,689,697
Trade accounts and notes payable		3,859,792	3,859,792	3,482,120	3,482,120
Other accounts payable		997,153	996,699	1,011,012	1,011,067
Other non-current liabilities		13,797	14,181	9,850	9,930

	￦	8,685,425	8,760,683	8,384,671	8,464,623

(*)	Investments in equity instruments that do not have a quoted price in an active market, and whose fair value cannot be reliably measured are measured at cost and excluded from the disclosure of fair value.

The basis for determining fair values above by the Company are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2013.

9.	Financial Instruments, Continued

(ii) Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Intellectual Discovery Co., Ltd.	￦	2,673	2,673
Henghao Technology Co., Ltd.		3,371	—

	￦	6,044	2,673

(iii) Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	September 30, 2014	December 31, 2013
Debentures, loans and borrowings	2.28%~2.77%	2.81%~3.84%

(iv) Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

The financial instruments carried at fair value as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
September 30, 2014
Assets
Available-for-sale financial assets	￦	2,920	—	—	2,920

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2013
Assets
Available-for-sale financial assets	￦	14,119	—	—	14,119

9.	Financial Instruments, Continued

(f)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
	September 30, 2014		December 31, 2013
Total liabilities	￦	10,410,049	10,882,168
Total equity		10,047,464	9,762,425
Cash and deposits in banks (*1)		1,908,038	1,554,235
Borrowings (including bonds)		3,814,683	3,881,689
Total liabilities to equity ratio		104%	111%
Net borrowings to equity ratio (*2)		19%	24%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing borrowings (including bonds) less cash and deposits in banks by total equity.

(g)	Transfers of financial assets

Details of transferred financial assets as of September 30, 2014 that are not derecognized are as follows:

(In millions of won)	Trade accounts and notes receivable
	Carrying amount		Fair value
Assets	￦	419,941	419,941
Associated liabilities		(419,941)	(419,941)

The transferred financial assets, which are outstanding accounts receivable from the Company’s subsidiaries in relation to the Company’s export sales to its subsidiaries, are not derecognized since the Company bears the obligation to pay the scheduled cash flows of the financial assets to financial institutions unless the financial institutions collect the cash flows from the financial assets due.

10.	Financial Liabilities

(a)	Financial liabilities as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Current
Short-term borrowings	￦	419,941	—
Current portion of long-term debt		826,955	886,852

	￦	1,246,896	886,852

Non-current
Won denominated borrowings	￦	4,881	503,968
Foreign currency denominated borrowings		467,517	495,991
Bonds		2,095,389	1,994,878

	￦	2,567,787	2,994,837

(b)	Short-term borrowings as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of September 30, 2014 (%)	September 30, 2014		December 31, 2013
Korea Development Bank and others(*)	0.49~0.57	￦	419,941	—

Foreign currency equivalent			USD 400	—

		￦	419,941	—

(*)	The Company accounts for proceeds from sale of accounts receivables, which arose from export sales to the Company’s subsidiaries, to financial institutions as short term borrowings as the sale did not meet derecognition criteria. The Company recognized ￦2,985 million as interest expense in relation to the above short-term borrowings during the nine-month period ended September 30, 2014.

10.	Financial Liabilities, Continued

(c)	Long-term debt as of September 30, 2014 and December 31, 2013 is as follows:

(In millions of won, USD)
Lender	Annual interest rate as of September 30, 2014 (%)(*)	September 30, 2014		December 31, 2013
Won denominated long-term debt
Shinhan Bank and others	3-year Korean Treasury Bond rate less 1.25, 2.75	￦	8,350	11,932
Korea Development Bank and others	—		—	496,632
Less current portion of long-term debt			(3,469)	(4,596)

		￦	4,881	503,968

Long-term debt denominated in currencies other than won
Kookmin Bank and others	3ML+0.90~1.90	￦	751,179	738,710

Foreign currency equivalent			USD 715	USD 700

Less current portion of long-term debt			(283,662)	(242,719)

		￦	467,517	495,991

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

(d)	Details of bonds issued and outstanding as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	Maturity	Annual interest rate as of September 30, 2014 (%)	September 30, 2014		December 31, 2013
Won denominated bonds(*)
Publicly issued bonds	October 2014~ April 2019	2.90~5.89	￦	2,640,000	2,640,000
Less discount on bonds				(4,787)	(5,585)
Less current portion				(539,824)	(639,537)

			￦	2,095,389	1,994,878

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

11.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2014		2013	2014	2013
Changes in inventories	￦	(536,093)	(36,786)	(434,595)	(33,263)
Purchases of raw materials, merchandise and others		3,077,719	2,855,603	7,743,677	8,527,392
Depreciation and amortization		704,478	844,675	2,351,146	2,792,132
Outsourcing fees		1,181,132	928,379	2,947,010	2,912,159
Labor costs		617,733	583,462	1,867,575	1,728,623
Supplies and others		207,713	244,432	625,273	682,298
Utility		188,110	184,649	534,124	513,686
Fees and commissions		100,706	95,271	278,198	287,390
Shipping costs		36,092	44,349	101,517	187,429
Advertising		25,330	44,225	83,095	93,831
After-sale service expenses		25,110	21,939	61,160	60,594
Taxes and dues		12,133	10,514	35,468	33,282
Travel		17,033	13,802	44,654	37,625
Others		261,326	327,557	774,881	921,158

	￦	5,918,522	6,162,071	17,013,183	18,744,336

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

Certain expenses for the three-month and nine-month periods ended September 30, 2013 were reclassified to conform to the classification for the three-month and nine-month periods ended September 30, 2014.

12.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2014		2013	2014	2013
Salaries	￦	43,364	42,093	129,356	120,864
Expenses related to defined benefit plans		6,013	5,336	21,066	16,008
Other employee benefits		9,894	6,941	26,756	22,924
Shipping costs		25,673	34,193	71,945	146,141
Fees and commissions		31,838	34,900	84,340	110,157
Depreciation		17,920	19,681	54,648	60,340
Taxes and dues		649	474	1,917	1,732
Advertising		25,330	44,225	83,095	93,831
After-sale service expenses		25,110	21,939	61,160	60,594
Rent		2,354	2,106	7,003	7,069
Insurance		736	811	3,777	3,638
Travel		3,952	3,966	12,021	10,639
Training		3,456	4,118	8,268	9,207
Others		8,096	8,320	20,835	21,224

	￦	204,385	229,103	586,187	684,368

13.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2014		2013	2014	2013
Rental income	￦	887	1,065	2,697	3,172
Foreign currency gain		132,689	269,997	503,749	671,221
Gain on disposal of property, plant and equipment		6,526	947	17,119	5,581
Reversal of impairment losses on intangible assets		—	296	—	296
Reversal of allowance for doubtful accounts for other receivables		300	75	—	63
Commission earned		1,021	2,002	1,938	3,247
Others		3,146	3,523	45,150	3,957

	￦	144,569	277,905	570,653	687,537

(b)	Details of other non-operating expenses for the three-month and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2014		2013	2014	2013
Other bad debt expense	￦	—	—	244	—
Foreign currency loss		141,724	187,276	450,587	636,767
Loss on disposal of property, plant and equipment		1	1	1,183	191
Loss on disposal of intangible assets		—	—	—	168
Impairment loss on intangible assets		44	321	662	1,478
Donations		1,273	2,065	8,467	7,386
Expenses related to legal proceedings or claims and others		5,277	72,223	38,339	220,408

	￦	148,319	261,886	499,482	866,398

14.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Recognized net defined benefit liabilities as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Present value of partially funded defined benefit obligations	￦	936,286	807,347
Fair value of plan assets		(566,288)	(488,651)

	￦	369,998	318,696

(b)	Expenses recognized in profit or loss for the three-month and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2014		2013	2014	2013
Current service cost	￦	39,970	37,348	119,008	112,044
Past service cost		—	—	21,990	—
Net interest cost		3,754	1,798	11,546	5,764

	￦	43,724	39,146	152,544	117,808

(c)	Plan assets as of September 30, 2014 and December 31, 2013 are as follows

(In millions of won)
	September 30, 2014		December 31, 2013
Guaranteed deposits in banks	￦	566,288	488,651

As of September 30, 2014, the Company maintains the plan assets primarily with Mirae Asset Securities Co., Ltd., Shinhan Bank, etc.

(d)	Remeasurements of net defined benefit liabilities included in other comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2014		2013	2014	2013
Remeasurements of net defined benefit liabilities	￦	(357)	(82)	(3,930)	145
Income tax		86	20	951	(35)

Remeasurements of net defined benefit liabilities, net of income tax	￦	(271)	(62)	(2,979)	110

15.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit and loss for the three-month and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2014		2013	2014	2013
Finance income
Interest income	￦	9,606	7,244	30,562	22,875
Dividend income		—	12,805	727	14,582
Foreign currency gain		672	54,129	6,384	13,625
Gain on disposal of available-for-sale financial assets		—	—	775	—
Gain on disposal of investments		—	38	—	38

	￦	10,278	74,216	38,448	51,120

Finance costs
Interest expense	￦	23,244	37,931	83,959	125,774
Foreign currency loss		30,365	28,031	16,035	63,172
Loss on early redemption of debt		—	—	6,986	—
Loss on impairment of investments		—	2,726	—	12,754
Loss on disposal of investments		—	1	5,408	1
Loss on sale of trade accounts and notes receivable		—	7	51	132

	￦	53,609	68,696	112,439	201,833

(b)	Finance income and costs recognized in other comprehensive income or loss for the three-month and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2014		2013	2014	2013
Net change in fair value of available-for-sale financial assets	￦	—	823	402	564
Tax effect		—	(199)	(97)	(136)

Finance income (costs) recognized in other comprehensive income (loss) after tax	￦	—	624	305	428

16.	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,958 million (￦2,057,579 million) and JPY 5,000 million (￦48,012 million) in connection with the Company’s export sales transactions with its subsidiaries. As of September 30, 2014, accounts and notes receivable amounting to USD 400 million (￦419,941 million) were sold but are not past due. In connection with all of the contracts above, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank pursuant to which the Company could sell its accounts receivables up to an aggregate of ￦100,000 million in connection with its domestic sales transactions and, as of September 30, 2014, no accounts and notes receivable sold to Shinhan Bank were outstanding in connection with the agreement. In connection with the contract above, the Company has sold its accounts receivable without recourse.

Letters of credit

As of September 30, 2014, the Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD 15 million (￦15,759 million), USD 15 million (￦15,759 million) with China Construction Bank, JPY 1,000 million (￦9,602 million) with Woori Bank, USD 100 million (￦105,060 million) with Bank of China, USD 60 million (￦63,036 million) with Sumitomo Mitsui Banking Corporation, and USD 30 million (￦31,518 million) with Hana Bank.

Payment guarantees

The Company obtained payment guarantees amounting to USD 8.5 million (￦8,930 million) from Royal Bank of Scotland for value added tax payments in Poland. In addition, the Company provides a payment guarantee in connection with the term loan credit facilities of LG Display Yantai, Co., Ltd. amounting to USD 135 million (￦141,831 million) for principals and related interests.

License agreements

As of September 30, 2014, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In connection with long-term supply agreements, as of September 30, 2014, the Company’s balance of advances received from a customer amount to USD 530 million (￦556,818 million) in aggregate. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Company received a payment guarantee amounting to USD 160 million (￦168,096 million) from the Industrial Bank of Korea relating to advances received.

17.	Legal proceedings

(a)	Patent infringements

Delaware Display Group LLC and Innovative Display Technologies LLC

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case against the Company and LG Display America, Inc. in the United States District Court for the District of Delaware. The Company does not have a present obligation for this matter and has not recognized any provision at September 30, 2014. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the U.S. District Court for the District of Delaware against the Company and LG Display America, Inc. for alleged patent infringement. The Company does not have a present obligation for this matter and has not recognized any provision at September 30, 2014. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

(b)	Anti-trust investigations and litigations

In January 2010, the Company received notice of the antitrust investigation by the Secretariat of Economic Law of Brazil. In August 2014, the Company reached an agreement with the Secretariat of Economic Law of Brazil for a settlement amount of BRL 34 million.

Certain individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufactures. To date the Company is defending against Direct Action Plaintiffs including Motorola Mobility, Inc., Electrograph Technologies Corp. and its affiliates, TracFone Wireless Inc., Costco Wholesale Corp., Office Depot, Inc., Interbond Corp. of America (BrandsMart), P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), AASI Creditor Liquidating Trust for All American Semiconductor Inc., Tech Data Corp. and its affiliates, CompuCom Systems, Inc., NECO Alliance LLC, Proview Technology, Inc. and its affiliates, Acer America Corp. and its affiliates, and the attorneys general of Illinois, Washington and Oregon. The timing and amounts of outflows are uncertain and the outcomes depend upon the various court proceedings.

In Canada, the Ontario Superior Court of Justice certified the class action complaints filed by direct and indirect purchases in May 2011. The Company is pursuing an appeal of the class certification decision. The actions in Quebec and British Columbia have been stayed. The timing and amount of outflows are uncertain and the outcome depends upon the court proceedings.

While the Company continues its vigorous defense of the various pending proceedings described above management’s assessment of the facts and circumstances could change based upon new information, intervening events and the final outcome of the cases. Consequently, the actual results could be materially different from management’s current estimates.

18.	Capital and Reserves

(a)	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ￦5,000), and as of September 30, 2014 and December 31, 2013, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2013 to September 30, 2014.

(b)	Reserve

Reserve is comprised of the fair value reserve which is the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

19.	Related Parties

(a)	Related parties

Related parties as of September 30, 2014 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates and joint ventures(*)	Suzhou Raken Technology Co., Ltd. and others
Subsidiaries of Associates	ADP System Co., Ltd.
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries, associates and joint ventures are described in note 6.

Related parties that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Company excluding subsidiaries, associates and joint ventures as of September 30, 2014 and December 31, 2013 are as follows:

Classification	September 30, 2014	December 31, 2013
Subsidiaries of Associates	ADP System Co., Ltd.	ADP System Co., Ltd.

Entity that has significant influence over the Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Company	Hi Business Logistics Co., Ltd.	Hi Business Logistics Co., Ltd.
	Hiplaza Co., Ltd.	Hiplaza Co., Ltd.
	Hi Entech Co., Ltd.	Hi Entech Co., Ltd.
	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.
	Hanuri Co., Ltd.	Hanuri Co., Ltd.
	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	Hi Logistics Europe B.V.	Hi Logistics Europe B.V.
	Hi-M Solutek	LG Innotek (Guangzhou) Co., Ltd.

19.	Related Parties, Continued

Classification	September 30, 2014	December 31, 2013
	LG Innotek Poland Sp. z o.o.	LG Innotek Poland Sp. z o.o.
	LG Electronics Vietnam Co., Ltd.	LG Electronics Vietnam Co., Ltd.
	LG Electronics Thailand Co., Ltd.	LG Electronics Thailand Co., Ltd.
	LG Electronics RUS, LLC	LG Electronics RUS, LLC.
	LG Electronics Nanjing Display Co., Ltd.	LG Electronics Nanjing Display Co., Ltd.
	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.
	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.
	LG Electronics (Kunshan) Computer Co., Ltd.	LG Electronics (Kunshan) Computer Co., Ltd.
	LG Electronics Alabama Inc.	LG Electronics (Hangzhou) Co., Ltd.
LG Electronics Reynosa S.A. DE C.V.
LG Electronics Philippines Inc.
LG Electronics Vietnam Haiphong Co., Ltd.
LG Electronics Singapore PTE LTD.
P.T. LG Electronics Indonesia

19.	Related Parties, Continued

(b)	Key management personnel compensation

Compensation costs of key management for the three-month and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2014		2013	2014	2013
Short-term benefits	￦	729	664	1,909	2,278
Expenses related to the defined benefit plan		70	72	284	1,068

	￦	799	736	2,193	3,346

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended September 30, 2014
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	￦	2,105,025	—	—	—	3
LG Display Japan Co., Ltd.		393,917	—	—	—	65
LG Display Germany GmbH		767,216	—	—	—	1,656
LG Display Taiwan Co., Ltd.		560,020	—	—	—	217
LG Display Nanjing Co., Ltd.		509	5	—	99,020	—
LG Display Shanghai Co., Ltd.		483,363	—	—	—	28
LG Display Poland Sp. z o.o.		73	8	—	16,811	—
LG Display Guangzhou Co., Ltd.		13,904	3,315	—	586,158	1,835
LG Display Shenzhen Co., Ltd.		545,144	—	—	—	7
LG Display Yantai Co., Ltd.		5,812	4,030	—	233,870	453
LG Display (China) Co., Ltd.		—	106,791	—	—	23
LG Display U.S.A., Inc.		17,459	—	—	—	—
LG Display Singapore Pte. Ltd.		272,204	—	—	—	6
L&T Display Technology (Fujian) Limited		99,853	16	—	—	30
Nanumnuri Co., Ltd.		13	—	—	—	2,105

	￦	5,264,512	114,165	—	935,859	6,428

Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	47,086	—	—	37,983	—

Associates and their subsidiaries
New Optics Ltd.	￦	—	14,247	—	2,897	149
LIG ADP Co., Ltd.		—	4	1,428	—	300
TLI Inc.		—	20,739	—	—	400
AVACO Co., Ltd.		—	495	6,413	—	565
AVATEC Co., Ltd.		—	44	—	29,541	149
Paju Electric Glass Co., Ltd.		—	134,702	—	—	862
Narenanotech Corporation		—	200	1,368	—	173
Glonix Co., Ltd.		—	6,012	—	—	52
ADP System Co., Ltd.		—	246	338	—	45
YAS Co., Ltd.		—	211	2,663	—	82

	￦	—	176,900	12,210	32,438	2,777

19.	Related Parties, Continued

(In millions of won)	For the three-month period ended September 30, 2014
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs

Entity that has significant influence over the Company
LG Electronics Inc.	￦	541,576	20,358	38,471	—	10,344

Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	￦	43,503	—	—	—	—
LG Electronics Vietnam Co., Ltd.		13,535	—	—	—	2
LG Electronics Thailand Co., Ltd.		19,279	—	—	—	—
LG Electronics RUS, LLC		2,763	—	—	—	—
LG Electronics do Brasil Ltda.		3,618	—	—	—	140
LG Electronics (Kunshan) Computer Co., Ltd.		5,707	—	—	—	—
Hi Business Logistics Co., Ltd.		11	—	—	—	7,680
LG Innotek Co., Ltd.		749	154,109	—	—	522
LG Hitachi Water Solutions Co., Ltd.		—	—	5,328	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		48,857	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	6,177
Others		1,653	2	—	—	1,117

	￦	139,675	154,111	5,328	—	15,638

	￦	5,992,849	465,534	56,009	1,006,280	35,187

19.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2014
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	￦	5,314,324	3	—	—	3
LG Display Japan Co., Ltd.		1,227,587	—	—	—	74
LG Display Germany GmbH		2,103,109	—	—	—	3,337
LG Display Taiwan Co., Ltd.		1,687,424	—	—	—	379
LG Display Nanjing Co., Ltd.		1,685	12	—	270,258	—
LG Display Shanghai Co., Ltd.		1,899,360	—	—	—	95
LG Display Poland Sp. z o.o.		360	55	—	56,513	—
LG Display Guangzhou Co., Ltd.		22,080	10,967	—	1,514,018	4,138
LG Display Shenzhen Co., Ltd.		1,362,991	—	—	—	16
LG Display Yantai Co., Ltd.		21,925	7,144	—	455,976	1,640
LG Display (China) Co., Ltd.		31,522	106,791	—	—	23
LUCOM Display Technology (Kunshan) Limited		505	—	—	9,464	—
LG Display U.S.A., Inc.		67,271	—	—	—	—
LG Display Singapore Pte. Ltd.		908,027	—	—	—	230
L&T Display Technology (Fujian) Limited		348,041	19	—	—	196
Nanumnuri Co., Ltd.		31	—	—	—	5,878

	￦	14,996,242	124,991	—	2,306,229	16,009

Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	159,915	—	—	102,372	—

19.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2014
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.	￦	—	39,248	—	7,990	887
LIG ADP Co., Ltd.		—	413	14,816	—	307
TLI Inc.		—	54,507	—	—	2,255
AVACO Co., Ltd.		41	1,086	37,241	—	2,100
AVATEC Co., Ltd.		265	84	—	58,825	194
Paju Electric Glass Co., Ltd.		—	477,886	—	—	2,267
Narenanotech Corporation		180	301	8,069	—	1,190
Glonix Co., Ltd.		—	17,198	—	—	232
ADP System Co., Ltd.		—	811	893	—	210
YAS Co., Ltd.		—	648	6,970	—	222

	￦	486	592,182	67,989	66,815	9,864

Entity that has significant influence over the Company
LG Electronics Inc.	￦	1,155,371	43,408	148,558	—	28,643

Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	￦	94,651	—	—	—	—
LG Electronics Vietnam Co., Ltd.		35,663	—	—	—	2
LG Electronics Thailand Co., Ltd.		45,229	—	—	—	—
LG Electronics RUS, LLC		19,793	—	—	—	—
LG Electronics do Brasil Ltda.		6,741	—	—	—	313
LG Electronics (Kunshan) Computer Co., Ltd.		10,518	—	—	—	—
Hi Business Logistics Co., Ltd.		31	—	—	—	21,848
LG Innotek Co., Ltd.		2,247	400,310	—	—	2,372
LG Hitachi Water Solutions Co., Ltd.		—	—	24,382	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		108,772	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	18,000
Others		1,662	806	—	—	2,913

	￦	325,307	401,116	24,382	—	45,448

	￦	16,637,321	1,161,697	240,929	2,475,416	99,964

19.	Related Parties, Continued

(In millions of won)	For the three-month period ended September 30, 2013
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	￦	1,866,568	4	—	—	7
LG Display Japan Co., Ltd.		500,399	—	—	—	9
LG Display Germany GmbH		855,517	—	—	—	1,415
LG Display Taiwan Co., Ltd.		508,596	—	—	—	147
LG Display Nanjing Co., Ltd.		960	3	—	109,725	—
LG Display Shanghai Co., Ltd.		637,439	—	—	—	7,345
LG Display Poland Sp. z o.o.		173	20	—	20,062	128
LG Display Guangzhou Co., Ltd.		—	5,300	—	471,302	1,505
LG Display Shenzhen Co., Ltd.		523,645	—	—	—	14
LG Display Yantai Co., Ltd.		5,161	1,568	—	138,532	199
LUCOM Display Technology (Kunshan) Limited		881	—	—	59,403	—
LG Display U.S.A., Inc.		31,670	—	—	—	—
LG Display Singapore Pte. Ltd.		372,729	—	—	—	44
L&T Display Technology (Fujian) Limited		129,359	2	—	—	—
Nanumnuri Co., Ltd.		12	—	—	—	1,206

	￦	5,433,109	6,897	—	799,024	12,019

Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	142,512	—	—	51,332	—

19.	Related Parties, Continued

(In millions of won)	For the three-month period ended September 30, 2013
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.	￦	—	10,266	—	2,403	427
LIG ADP Co., Ltd.		—	135	3,504	—	1,800
TLI Inc.		—	14,367	—	—	367
AVACO Co., Ltd.		—	192	18,263	—	959
AVATEC Co., Ltd.		—	—	—	18,564	243
Paju Electric Glass Co., Ltd.		—	179,598	—	—	1,386
Narenanotech Corporation		—	714	816	—	92
Glonix Co., Ltd.		—	1,793	—	—	236
ADP System Co., Ltd.		—	230	372	—	141
YAS Co., Ltd.		—	9	39,021	—	10

	￦	—	207,304	61,976	20,967	5,661

Entity that has significant influence over the Company
LG Electronics Inc.	￦	370,673	6,121	91,724	—	9,648

Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	￦	35,291	—	—	—	—
LG Electronics Vietnam Co., Ltd.		8,634	—	—	—	—
LG Electronics Thailand Co., Ltd.		12,893	—	—	—	—
LG Electronics RUS, LLC		1,937	—	—	—	—
LG Electronics do Brasil Ltda.		1,673	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		6,010	—	—	—	—
Hi Business Logistics Co., Ltd.		11	—	—	—	8,149
LG Innotek Co., Ltd.		1,942	128,909	—	—	2,950
LG Innotek Poland Sp. z o.o.		—	1,399	—	—	—
LG Innotek (Guangzhou) Co., Ltd.		—	1,056	—	—	—
LG Hitachi Water Solutions Co., Ltd.		—	—	9,395	—	—
Others		629	507	—	—	565

	￦	69,020	131,871	9,395	—	11,664

	￦	6,015,314	352,193	163,095	871,323	38,992

19.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2013
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	￦	5,359,773	10	—	—	9
LG Display Japan Co., Ltd.		1,619,645	—	—	—	12
LG Display Germany GmbH		2,699,757	—	—	—	7,906
LG Display Taiwan Co., Ltd.		1,573,007	—	—	—	314
LG Display Nanjing Co., Ltd.		2,823	22	—	338,486	—
LG Display Shanghai Co., Ltd.		2,097,562	—	—	—	7,424
LG Display Poland Sp. z o.o.		982	68	—	63,279	128
LG Display Guangzhou Co., Ltd.		—	14,050	—	1,759,414	2,234
LG Display Shenzhen Co., Ltd.		1,542,759	—	—	—	21
LG Display Yantai Co., Ltd.		22,741	3,384	—	346,693	569
LUCOM Display Technology (Kunshan) Limited		26,510	—	—	59,403	—
LG Display U.S.A., Inc.		83,251	—	—	—	—
LG Display Singapore Pte. Ltd.		1,073,830	—	—	—	44
L&T Display Technology (Fujian) Limited		334,458	7	—	—	—
Nanumnuri Co., Ltd.		24	—	—	—	2,886
Image&Materials,Inc.		—	—	189	—	—

	￦	16,437,122	17,541	189	2,567,275	21,547

Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	393,029	—	—	145,893	—

19.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2013
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.	￦	—	70,874	—	4,997	971
LIG ADP Co., Ltd.		—	408	7,502	—	3,102
TLI Inc.		—	44,894	—	—	660
AVACO Co., Ltd.		—	504	32,020	—	3,217
AVATEC Co., Ltd.		292	—	—	38,248	753
Paju Electric Glass Co., Ltd.		—	574,458	—	—	3,260
Narenanotech Corporation		300	1,220	6,013	—	521
LB Gemini New Growth Fund No. 16		880	—	—	—	—
Glonix Co., Ltd.		—	3,584	—	—	724
ADP System Co., Ltd.		—	675	862	—	322
YAS Co., Ltd.		—	1,932	66,924	—	826

	￦	1,472	698,549	113,321	43,245	14,356

Entity that has significant influence over the Company
LG Electronics Inc.	￦	1,057,638	33,067	181,762	—	26,181

Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	￦	93,902	—	—	—	—
LG Electronics Vietnam Co., Ltd.		30,683	—	—	—	—
LG Electronics Thailand Co., Ltd.		57,964	—	—	—	—
LG Electronics RUS, LLC		9,265	—	—	—	—
LG Electronics do Brasil Ltda.		8,955	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		6,010	—	—	—	—
Hi Business Logistics Co., Ltd.		31	—	—	—	22,398
LG Innotek Co., Ltd.		5,021	348,874	—	—	3,458
LG Innotek Poland Sp. z o.o.		—	5,359	—	—	208
LG Innotek (Guangzhou) Co., Ltd.		—	5,872	—	—	—
LG Hitachi Water Solutions Co., Ltd.		—	—	28,396	—	—
Others		629	2,221	—	—	2,502

	￦	212,460	362,326	28,396	—	28,566

	￦	18,101,721	1,111,483	323,668	2,756,413	90,650

Related parties’ transaction amounts for the three-month and nine-month periods ended September 30, 2013 were represented to conform to the classification for the three-month and nine-month periods ended September 30, 2014.

19.	Related Parties, Continued

(d)	Trade accounts and notes receivable and payable as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	September 30, 2014		December 31, 2013	September 30, 2014	December 31, 2013
Subsidiaries
LG Display America, Inc.	￦	1,102,227	1,211,404	—	1
LG Display Japan Co., Ltd.		171,704	117,041	64	4
LG Display Germany GmbH		313,083	285,711	2,990	861
LG Display Taiwan Co., Ltd.		420,885	421,799	134	18,960
LG Display Nanjing Co., Ltd.		370	439	92,970	57,614
LG Display Shanghai Co., Ltd.		366,696	401,209	17	14
LG Display Poland Sp. z o.o.		68	197	11,455	12,426
LG Display Guangzhou Co., Ltd.		4,403	620	893,479	754,373
LG Display Shenzhen Co., Ltd.		146,236	340,174	—	5
LG Display Yantai Co., Ltd.		496	614	327,128	120,468
LG Display (China) Co., Ltd.		—	—	31,066	—
LUCOM Display Technology (Kunshan) Limited		—	41	—	4,889
LG Display U.S.A., Inc.		15,735	15,154	—	—
LG Display Singapore Pte. Ltd.		83,564	117,513	—	—
L&T Display Technology (Xiamen) Limited		12,761	20,066	—	—
L&T Display Technology (Fujian) Limited		68,233	79,701	175,212	198,968
Nanumnuri Co., Ltd.		3	—	823	806

	￦	2,706,464	3,011,683	1,535,338	1,169,389

19.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	September 30, 2014		December 31, 2013	September 30, 2014	December 31, 2013
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	28,637	66,855	31,151	104,119

Associates and their subsidiaries
New Optics Ltd.	￦	—	—	12,117	8,998
LIG ADP Co., Ltd.		—	—	1,906	1,649
TLI Inc.		—	—	15,303	10,418
AVACO Co., Ltd.		—	—	8,638	15,291
AVATEC Co., Ltd.		—	—	12,550	10,041
Paju Electric Glass Co., Ltd.		—	—	83,380	108,379
Narenanotech Corporation		—	—	1,915	1,766
Glonix Co., Ltd.		—	—	1,470	1,987
ADP System Co., Ltd.		—	—	691	1,410
YAS Co., Ltd.		—	—	3,252	17,156

	￦	—	—	141,222	177,095

Entity that has significant influence over the Company
LG Electronics Inc.	￦	378,058	239,504	111,586	74,085

19.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	September 30, 2014		December 31, 2013	September 30, 2014	December 31, 2013
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	￦	23,254	7,414	—	—
LG Electronics Vietnam Co., Ltd.		7,626	8,827	—	—
LG Electronics Thailand Co., Ltd.		12,679	10,141	—	—
LG Innotek Co., Ltd.		3	3	121,185	84,727
LG Hitachi Water Solutions Co., Ltd.		—	—	9,228	—
Qingdao LG Inspur Digital Communication Co., Ltd.		49,969	22,948	—	—
Hi Entech Co., Ltd.		—	—	5,630	—
Others		11,133	975	3,932	7,068

	￦	104,664	50,308	139,975	91,795

	￦	3,217,823	3,368,350	1,959,272	1,616,483

20.	Income Taxes

(a)	Details of income tax expense for the three-month and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2014		2013	2014	2013
Current tax expense	￦	18,566	35,517	6,917	36,763
Deferred tax expense		34,426	81,166	150,800	135,446

Income tax expense	￦	52,992	116,683	157,717	172,209

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Company’s estimated future taxable income.

Deferred tax assets and liabilities as of September 30, 2014 and December 31, 2013 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	September 30, 2014		December 31, 2013	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
Other accounts receivable, net	￦	—	—	(2,994)	(2,476)	(2,994)	(2,476)
Inventories, net		32,800	17,500	—	—	32,800	17,500
Available-for-sale financial assets		—	98	—	—	—	98
Defined benefit liabilities, net		87,467	72,709	—	—	87,467	72,709
Accrued expenses		79,624	81,193	—	—	79,624	81,193
Property, plant and equipment		120,700	102,651	—	—	120,700	102,651
Intangible assets		—	—	(634)	(1,207)	(634)	(1,207)
Provisions		11,106	11,460	—	—	11,106	11,460
Gain or loss on foreign currency translation, net		166	282	(1)	(957)	165	(675)
Others		8,401	5,908	—	—	8,401	5,908
Tax losses carryforwards		—	110,550	—	—	—	110,550
Tax credit carryforwards		449,419	538,289	—	—	449,419	538,289

Deferred tax assets (liabilities)	￦	789,683	940,640	(3,629)	(4,640)	786,054	936,000

Statutory tax rate applicable to the Company is 24.2% for the nine-month period ended September 30, 2014.

20.	Income Taxes, Continued

Income tax expense for the nine-month period ended September 30, 2014 includes the effects of the increase in the minimum tax rate from 16% to 17% when measuring the amount of tax credit related deferred tax assets, and the effects of municipal corporate income tax rule amendments on certain deferred tax assets, both of which became effective January 1, 2014.

21.	Earnings Per Share

(a)	Basic earnings per share for the three-month and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In won and number of shares)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2014		2013	2014	2013
Profit for the period	￦	253,601,296,654	118,904,828,096	287,713,068,030	123,561,356,547
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings per share	￦	709	332	804	345

There were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share from January 1, 2013 to September 30, 2014.

(b)	Diluted earnings per share are not calculated since there was no potential common stock for the three-month and nine-month periods ended September 30, 2014 and 2013.

22.	Subsequent event

The Company issued the following public debentures after September 30, 2014:

(In millions of won)
Issue date	Maturity date	Interest rate	Face amount
October 2, 2014	October 2, 2017	2.40%	￦	100,000
October 2, 2014	October 2, 2019	2.62%		200,000

			￦	300,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: November 14, 2014	By:	/s/ Heeyeon Kim
(Signature)
	Name:	Heeyeon Kim
	Title:	Vice President / IR Division